SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           FIRST NATIONAL CORPORATION
             (Exact name of Registrant as specified in its charter)

              South Carolina                               57-0799315
       (State or other jurisdiction                     (I.R.S. Employer
     of incorporation or organization)                 Identification No.)

                         345 John C. Calhoun Drive, S.E.
                        Orangeburg, South Carolina 29115
                                 (803) 531-0527
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                         ------------------------------


           W. LOUIS GRIFFITH                                Copies to:
        Chief Financial Officer                      GEORGE S. KING, JR., ESQ.
       First National Corporation                   SUZANNE HULST CLAWSON, ESQ.
    345 John C. Calhoun Drive, S.E.                    Sinkler & Boyd, P.A.
    Orangeburg, South Carolina 29115               1426 Main Street, Suite 1200
            (803) 531-0527                        Columbia, South Carolina 29201
(Name, address, including Zip Code, and telephone        (803) 779-3080
 number, including area code, of agent for service)


     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [x]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

===============================================================================================================================
                         Calculation of Registration Fee
- -------------------------------------------------------------------------------------------------------------------------------
                                                            Proposed                Proposed
    Title of each class                                 maximum offering            maximum
    of securities to be          Amount to be            price per unit        aggregate offering          Amount of
         registered               registered          (Per Rule 457(f)(2))           price              registration fee
- -------------------------------------------------------------------------------------------------------------------------------
    Common Stock                170,000 Shares               $27.00                $4,590,000                $1,582.76
===============================================================================================================================

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

            --------------------------------------------------------

                              CROSS REFERENCE SHEET

                    Pursuant to Item 501(b) of Regulation S-K


 Item
Number                    Caption in Form S-2                                       Caption in Prospectus

    1         Forepart of Registration Statement and
              Outside Front Cover Page of Prospectus.......................   Facing Page of Registration Statement,
                                                                                Cross Reference Sheet, Prospectus
                                                                                Cover Page

    2         Inside Front and Outside Back Cover Pages
              of Prospectus................................................   Available Information, Summary Table
                                                                                of Contents

    3         Summary Information, Risk Factors and Ratio
              of Earnings to Fixed charges.................................   Summary, Risk Factors

    4         Use of Proceeds..............................................   Use of Proceeds

    5         Determination of Offering Price..............................   Risk Factors, Offering and Method of Subscription

    6         Dilution.....................................................   Not Applicable

    7         Selling Security Holders.....................................   Not Applicable

    8         Plan of Distribution.........................................   Offering and Method of Subscription

    9         Description of Securities to be Registered...................   Description of FNC Common Stock

   10         Interests of Named Experts and Counsel.......................   Not Applicable

   11         Information with Respect to Registrant.......................   Information About FNC and the Banks

   12         Incorporation of Certain Information by
              Reference....................................................   Incorporation of Certain Documents by Reference

   13         Disclosure of Commission Position on
              Indemnification for Securities Act Liabilities...............   Description of FNC Common Stock


Prospectus
                           FIRST NATIONAL CORPORATION

                                 170,000 SHARES
                         COMMON STOCK ($5.00 PAR VALUE)
                                $27.00 per share

         First National Corporation ("FNC"), hereby offers for sale up to 170,000 shares of its $5.00 par value common stock (the "FNC Common Stock") at a price of $27.00 per share. FNC is a South Carolina corporation and is a bank holding company for First National Bank, a national bank headquartered in Orangeburg, South Carolina. FNC is in the process of sponsoring the organization of the National Bank of York County (Proposed), a national bank being organized in Rock Hill, South Carolina (First National Bank and the National Bank of York County are sometimes referred to herein collectively as the "Banks"). Upon receipt of necessary regulatory approvals, FNC intends to acquire all of the common stock of the National Bank of York County, and thereby capitalize the new bank, using funds borrowed by FNC pursuant to a line of credit with another financial institution.

         The primary purposes of this offering are to repay as much as possible of the funds borrowed to acquire the common stock of the National Bank of York County and funds expended by FNC for expenses of this offering, and to give as many York County residents as possible the opportunity to participate in capitalization of the new bank. Most of the organizers of the National Bank of York County are from the York County area and wish to enhance the support base for the new bank by selling common stock of the bank's proposed parent holding company in the York County area. The offering of FNC common stock will not, however, be limited to York County.

         Any subscription funds submitted to FNC prior to commencement of banking operations by the National Bank of York County will be held in an escrow account with First National Bank until commencement of banking operations by the National Bank of York County. Upon commencement of banking operations by the National Bank of York County, funds paid with respect to subscriptions accepted by FNC will be distributed to FNC and FNC will issue stock certificates to subscribers for the number of shares subscribed or the portion of the number of shares subscribed as to which the subscription has been accepted. No interest will be paid on escrowed funds. Any subscription funds relating to accepted subscriptions received after commencement of banking operations by the National Bank of York County will be paid directly to FNC and a stock certificate will be issued by FNC to the subscriber for the number of shares as to which the subscription has been accepted.

         This offering will terminate on the earlier of (1) receipt by FNC of subscriptions for an aggregate of 170,000 shares; (2) a decision by FNC to terminate the offering; or (3) [120 days from commencement of the offering], unless extended by FNC (the "Expiration Date"). While FNC intends to use its best efforts to sell 170,000 shares, the offering may be terminated without notice before all such shares are sold. No minimum amount of proceeds is required to be raised pursuant to this offering. See "OFFERING AND METHOD OF SUBSCRIPTION."

         Commencement of operations by the National Bank of York County and acquisition of the National Bank of York County's common stock by FNC are contingent upon approvals by state and federal agencies. If the National Bank of York County has not commenced banking operations by August 21, 1997, or such later date to which the Office of the Comptroller of the Currency may extend its preliminary charter approval, FNC will promptly return all subscription funds, without interest thereon.

         There is no established active trading market for the FNC Common Stock and one may not develop in the foreseeable future.

         THE PURCHASE OF THESE SECURITIES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS," page 4. THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         THESE   SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================
                                       Price                Underwriting
                                        to                  Discounts and        Proceeds to
                                       Public              Commissions(1)         FNC(2)(3)
- -----------------------------------------------------------------------------------------------------
PER SHARE:                            $27.00                    0.00              $27.00
                                      -------------             ----              -------------
TOTAL:
  170,000 shares..............        $4,590,000.00             0.00              $4,590,000.00
                                      =============             ====              =============

(1) These securities will be offered only by the officers and directors of FNC and the proposed officers and directors of the National Bank of York County. No commissions or other compensation will be paid to any such person in connection with this offering. See "OFFERING AND METHOD OF SUBSCRIPTION -- Plan of Distribution."

(2) Before deduction of expenses associated with this offering payable by FNC, estimated at $50,000.

(3) If regulatory approvals for FNC to acquire the common stock of the National Bank of York County are not received by February 21, 1997, or if the National Bank of York County fails to open for any other reason by such date, the offering will be withdrawn and all subscription funds will be promptly returned without interest thereon.

               The date of this Prospectus is ___________, 1996.

                              AVAILABLE INFORMATION

     FNC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be obtained, upon payment of prescribed fees, from the SEC at 450 Fifth Street, N.W., Room 2120, Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected at the SEC's facilities referred to above and at the SEC's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048.

     FNC has filed with the SEC a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the FNC Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to FNC and the FNC Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. The Registration Statement can be inspected and copied at the public reference facilities of the SEC, 450 Fifth Street, N.W., Room 2120, Judiciary Plaza, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. In addition, microfiche of the Registration Statement and exhibits thereto are available for inspection and reproduction at the public reference facilities of the SEC at its Regional Offices, at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048.

     FNC furnishes shareholders with annual reports containing audited financial information.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the SEC are hereby incorporated by reference in this Prospectus: FNC's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, FNC's Quarterly Report on Form 10-Q for the
quarter ended March 31, 1996, and portions of FNC's Annual Report to Shareholders for the fiscal year ended December 31, 1995, as set forth herein under "INFORMATION ABOUT FNC AND THE BANKS -- FNC and First National Bank."

     The following  documents (without  exhibits) are being delivered  herewith:
FNC's Annual Report to Shareholders for the fiscal year ended December 31, 1995, and FNC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996. Copies of exhibits to the documents delivered herewith may be obtained upon written request to W. Louis Griffith, Chief Financial Officer, First National Corporation, 345 John C. Calhoun Drive, S.E., Orangeburg, S.C. 29115, (803) 531-0527. FNC will charge 20 cents per page for copies of such exhibits.

     All documents filed by FNC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference herein and, if given or made, such information or representations must not be relied upon as having been authorized. This document does not constitute an offer to exchange or sell or a solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this document nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of FNC since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.

                                TABLE OF CONTENTS

                                                                            Page
AVAILABLE INFORMATION........................................................  i
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................  i
SUMMARY  ....................................................................  1
         FNC and the Banks...................................................  1
         The Offering........................................................  2
         Risk Factors........................................................  2
         Selected Financial Data.............................................  2
RISK FACTORS.................................................................  4
         Risk Inherent in Establishment of a New Business....................  4
         No Interest on Subscription Funds...................................  4
         No Dividends Paid on Subscribed Shares Prior to Issuance............  4
         Sales Price.........................................................  4
         Market for the Shares...............................................  4
         Delay in Obtaining Regulatory Approvals.............................  5
         Regulatory Restrictions On Dividends................................  5
         Certain Provisions of the Articles of Incorporation.................  5
         Industry Developments...............................................  5
         Competition.........................................................  5
         Loan Losses; Capital Deficiency.....................................  6
         Governmental Regulation of the Financial Services Industry..........  6
         Monetary Policy and Other Economic Factors..........................  6
FNC AND THE BANKS............................................................  6
OFFERING AND METHOD OF SUBSCRIPTION..........................................  7
         The Offering........................................................  7
         Method of Subscription..............................................  8
         Plan of Distribution................................................  8
         Expiration Date of the Offering.....................................  8
         Certain Contingencies...............................................  8
         Issuance of FNC Common Stock........................................  9
USE OF PROCEEDS..............................................................  9
         By FNC   ...........................................................  9
         By the National Bank of York County.................................  9
CONSOLIDATED CAPITALIZATION..................................................  9
MARKET PRICE OF COMMON STOCK AND DIVIDENDS................................... 10
INFORMATION ABOUT FNC AND THE BANKS.......................................... 11
         FNC and First National Bank......................................... 11
         The National Bank of York County.................................... 11
         Background of Organization.......................................... 11
         Organizers of the National Bank of York County...................... 12
         Stock Purchase Commitments by Organizers of
           the National Bank of York County.................................. 13
         Market Area......................................................... 13
         Competition......................................................... 14
         Services to be Offered.............................................. 14
         Data Processing..................................................... 15
         Asset and Liability Management...................................... 15
         Anticipated Growth.................................................. 15
         Premises............................................................ 16
         Employees........................................................... 16

                                                                        Page No.

MANAGEMENT OF FNC AND FIRST NATIONAL BANK.................................... 16
         Beneficial Stock Ownership of Executive Officers
           and Directors..................................................... 16
         Business Experience of Executive Officers and Directors
           for the Past Five Years........................................... 18
EXECUTIVE COMPENSATION....................................................... 19
         Employment Agreements............................................... 20
         Restricted Stock Plan............................................... 21
INFORMATION PERTAINING TO STOCK OPTION PLANS................................. 21
         1992 Plan........................................................... 21
         1996 Plan........................................................... 22
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.................. 23
OTHER BENEFIT PROGRAMS - DEFINED BENEFIT PENSION PLAN........................ 23
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................... 24
DESCRIPTION OF FNC COMMON STOCK.............................................. 25
         Statutory Matters................................................... 27
SUPERVISION AND REGULATION................................................... 28
         Regulation of Bank Holding Companies................................ 28
         Capital Adequacy Guidelines for Bank Holding Companies
           and National Banks................................................ 29
         Payment of Dividends................................................ 30
         Certain Transactions by FNC with its Affiliates..................... 31
         FDIC Insurance Assessments.......................................... 31
         Regulation of the Banks............................................. 31
         Other Safety and Soundness Regulations.............................. 32
         Interstate Banking.................................................. 33
         Legislative Proposals............................................... 34
         Fiscal and Monetary Policy.......................................... 34
EXPERTS  .................................................................... 34
LEGAL MATTERS ............................................................... 34

APPENDIX A -  Information about Annual Report to Shareholders for the year ended
              December 31, 1995

APPENDIX B -  Information  about  Quarterly  Report on Form 10-Q for the quarter ended March 31, 1996

APPENDIX C - Subscription Agreement

                                     SUMMARY

     The following is a brief summary of certain information contained in this Prospectus and is not intended to be a complete statement of all material facts regarding the matters set forth herein. It is qualified in its entirety by reference to more detailed information set forth in this Prospectus, the accompanying appendices, and the documents incorporated by reference herein.

FNC and the Banks

     FNC is a bank holding company which owns First National Bank. First National Bank currently operates as a full service commercial bank with 20 branches in the Lowcountry region of South Carolina. The deposits of First National Bank are insured to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC").

     FNC is in the process of making application to state and federal regulatory authorities for approval to become a multi-bank holding company by acquisition of the National Bank of York County. If all final approvals are received, FNC will be permitted to own both First National Bank and the National Bank of York County.

     The National Bank of York County is a proposed national bank being organized in Rock Hill, South Carolina. Preliminary charter approval from the Office of the Comptroller of the Currency (the "OCC") [and conditional approval of FDIC insurance] have already been received. The National Bank of York County will operate as a wholly owned subsidiary of FNC with its own Board of Directors and operating policies. The organizers of the National Bank of York County are Bernard N. Ackerman, Ronnie P. Campbell, R. Wesley Hayes, Jr., Robert R. Hill, Jr., C. John Hipp, III, Ralph W. Norman, Jr., Jacob D. Smith, and Frank M. Wilkerson, Jr.

     If all state and federal regulatory approvals are received for FNC to acquire the National Bank of York County and for the National Bank of York County to be chartered, FNC intends to use $4,500,000 borrowed by it pursuant to a line of credit with a financial institution to acquire all of the common stock of the National Bank of York County and thereby capitalize the National Bank of York County. Proceeds of this offering will be used first to reimburse FNC for expenses of this offering, then to repay as much as possible of such borrowed funds and for general corporate purposes of FNC.

     The principal offices of FNC and First National Bank are located at 345 John C. Calhoun Drive, S.E., Orangeburg, South Carolina 29115. FNC's telephone number is (803) 534-2175. The principal office of the National Bank of York County will be located at 1127 Ebenezer Road, Rock Hill, South Carolina.

The Offering

Shares of Common Stock offered................ Up to 170,000

Offering price per share...................... $27.00

Minimum Individual Purchase................... 100 Shares(1)

Maximum Individual Purchase................... 7,400 Shares(1)

Shares of Common Stock outstanding............ 2,244,339

Shares of Common Stock to be
         outstanding after this offering...... If 170,000 shares sold: 2,414,339

Use of proceeds(2)............................ First,   to  reimburse   FNC  for
                                               expenses of this  offering,  then
                                               to repay  borrowings  incurred by
                                               FNC    for   the    purpose    of
                                               capitalizing the National Bank of
                                               York   County  and  for   general
                                               corporate purposes of FNC.

                                ----------------

(1) FNC reserves the right to alter the minimum and maximum purchase amounts in its sole discretion. See "OFFERING AND METHOD OF SUBSCRIPTION -- The Offering."
(2) The proceeds of this offering will be placed in an escrow account with First National Bank pending commencement of banking operations by the National Bank of York County. After commencement of banking operations by the National Bank of York County, escrowed funds will be distributed to FNC. Subscription proceeds accepted after commencement of banking operations by the National Bank of York County will be paid directly to FNC. See "USE OF PROCEEDS," and "RISK FACTORS -- Delay in Obtaining Regulatory Approvals."

     The Directors of FNC and the organizers of the National Bank of York County presently plan to purchase an aggregate of 53,758 shares of FNC Common Stock in this offering, though they may decide to purchase more or fewer shares. See "INFORMATION ABOUT FNC AND THE BANKS -- Stock Purchase Commitments by Organizers of the National Bank of York County" and "MANAGEMENT OF FNC AND FIRST NATIONAL BANK -- Beneficial Stock Ownership of Executive Officers and Directors."

Risk Factors

     An investment in the shares offered hereby involves certain risks, including, among others, the possibility that delay in obtaining final regulatory approvals required to acquire the National Bank of York County and final regulatory approvals required for the National Bank of York County to commence operations will increase pre-opening expenses, absence of an active existing market for the securities offered hereby and lack of assurance that an active trading market in such securities will develop, competition from other financial institutions with substantially greater financial and other resources, certain provisions of the Articles of Incorporation of FNC that may discourage or prevent take-over attempts, and other risks attendant to the operation of financial institutions. See "RISK FACTORS."

Selected Financial Data.

     The following table presents on an historical basis selected unaudited consolidated financial data for First National Bank and FNC. The data is based on the financial statements of First National Bank and FNC incorporated by reference herein. Reference is made to these statements and the related notes for more detailed data. Results for the three months ended March 31, 1996 are not necessarily indicative of results to be expected for the entire year. All adjustments necessary to a fair statement of results of interim periods of FNC, in the opinion of management of FNC, have been included. Such adjustments were of a normal recurring nature.

                                              Selected Financial Data
                                   (Dollars in Thousands, except per share data)

                                    Three Months Ended
                                         March 31,
                                                                               Years Ended December 31,
                                   ---------------------   ----------------------------------------------------------------
                                          1996      1995          1995         1994         1993         1992          1991
                                   ---------------------   ----------------------------------------------------------------
Net income                            $  1,397 $   1,140     $   4,640    $   4,061    $   3,773    $   3,295     $   2,933
   Per share                               .62       .51          2.07         1.82         1.69         1.48          1.32
Total assets                           454,287   391,893       436,322      374,043      349,056      333,984       315,967
Cash dividends declared                    .18      .165          0.68         0.64         0.60         0.56          0.55
 per share

Book value per share                     18.20     16.51         17.72        16.17        14.96        13.75         12.69



Financial Ratios                          1996      1995        1995         1994         1993         1992          1991
- --------------------------------------------------------   ----------------------------------------------------------------
Return on average assets                   .31%      .30%       1.13%        1.10%        1.09%        1.00%         0.95%
Return on average equity                  3.50      3.11       12.25        11.67        11.79        11.17         10.82
Dividend payout ratio                    28.92     29.47       30.24        29.45        28.62        29.79         32.82
Average equity to average assets          8.86      9.61        9.25         9.44         9.20         8.94          8.78



                                                      December 31                                Average Daily Balance

                                                                           Percent                                           Percent
Balance Sheet Highlights                      1995           1994           Change            1995            1994            Change
- ------------------------------------------------------------------------------------------------------------------------------------
Loans-net of unearned income              $247,883        $208,552          18.9%         $227,466        $193,135             17.8%

Total earning assets                       399,379         341,908          16.8%          378,476         340,269             11.2%

Total assets                               436,322         374,043          16.7%          409,426         368,373             11.1%

Demand deposits                             56,735          48,035          18.1%           52,611          47,069             11.8%

Total deposits                             368,315         320,707          14.8%          343,723         314,286              9.4%

Total interest-bearing liabilities         337,413         287,969          17.2%          316,484         284,591             11.2%

Shareholders' equity                        39,777          36,181           9.9%           37,873          34,789              8.9%



     All information has been retroactively restated to give effect to the merger of Santee Cooper State Bank with and into First National Bank effective at the close of business on December 31, 1992.

     Per share data have been retroactively adjusted to give effect to a five percent common stock dividend paid to shareholders of record on August 31, 1993, and ten percent common stock dividends paid to shareholders of record on each of October 28, 1994 and October 31, 1995.

     This information should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and is qualified in its entirety by reference to the more detailed financial statements and the notes thereto contained the 1995 Annual Report to Shareholders.

                                  RISK FACTORS

     Investment in the securities offered hereby involves risk. Accordingly, each prospective subscriber, before subscribing for any shares, should consider certain risks and speculative features inherent in and affecting the business to be carried on by the Banks and FNC. An investment should be made only after careful consideration of the risk factors set forth below and elsewhere in this Prospectus, and should be undertaken only by persons who can afford an investment involving such risks. In addition to individual considerations and the factors set forth elsewhere herein, each prospective subscriber should consider the following:

Risk Inherent in Establishment of a New Business

     FNC and First National Bank have relatively long operating histories, but the National Bank of York County is currently in the organizational stage and has no operating history. Accordingly, prospective purchasers of securities offered hereby have limited information relating to the prospects for success of the National Bank of York County or the effect the National Bank of York County will have on operations of FNC. As a bank holding company, FNC's profitability depends entirely upon operations of its subsidiary banks. The operations of the National Bank of York County will be subject to the risks inherent in the establishment of a new business and, specifically, of a new bank. Typically, new banks incur substantial initial expenses and are not profitable for several years after commencing business. Furthermore, there can be no assurance that the National Bank of York county will ever operate profitably or that First National Bank will continue to operate profitably.

No Interest on Subscription Funds

     All interest earned on subscription proceeds will be retained by FNC. Although all subscription funds will be returned if the National Bank of York County has not opened for business by August 21, 1997 (or such later date to which the OCC shall extend the preliminary charter approval), no interest will be paid to subscribers on such returned subscription funds.

No Dividends Paid on Subscribed Shares Prior to Issuance

     Subscribers will not be entitled to payment of dividends, if any, declared on the FNC Common Stock with respect to any subscribed shares until after the shares are issued. After issuance of subscribed shares, subscribers will be entitled to receive dividends, when, as and if declared, beginning with the first dividend payment made after a record date on which such persons were record holders of the FNC Common Stock.

Sales Price

     The price of the FNC Common Stock offered hereby has not been set as the result of arm's length negotiations. FNC has, however, obtained an opinion as to a range of value of the FNC Common Stock and the price at which shares are offered hereby is within such range. See "MARKET PRICE OF COMMON STOCK AND DIVIDENDS."

Market for the Shares

     There is no established active market for the FNC Common Stock, and no active market is expected to develop in the near future. Accordingly, owners of FNC Common Stock who wish to resell their shares may experience difficulty in selling the shares on short notice. See "MARKET PRICE OF COMMON STOCK AND DIVIDENDS." Furthermore, there can be no assurance that a purchaser would be able to resell shares at or above the price paid for such shares pursuant to this offering.

Delay in Obtaining Regulatory Approvals

     FNC must secure the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") and of the South Carolina State Board of Financial Institutions (the "State Board") to acquire the stock of the National Bank of York County. An application was filed with the Federal Reserve on April 22, 1996. Before the National Bank of York County may issue its stock to FNC, the Office of the Comptroller of the Currency (the "OCC") must approve the Organizers' application for a bank charter and the FDIC must approve deposit insurance. Preliminary approval of the bank charter was granted by the OCC on February 21, 1996, and conditional approval of deposit insurance was granted by the FDIC on _______, 1996. Capitalization of the National Bank of York County is a condition precedent to receipt of the final regulatory approvals. Any significant delay in commencing business will increase pre-opening expenses and may reduce the National Bank of York County's and FNC's capital, potential revenues and income.

     If the National Bank of York County has not commenced banking operations by August 21, 1997, or such later date to which the OCC may extend its preliminary charter approval, FNC will promptly return all subscription funds. No interest will be paid on such returned funds.

Regulatory Restrictions On Dividends

     FNC's principal operations are conducted through its subsidiary, First National Bank, and, upon completion of its organization, will also be conducted through the National Bank of York County. Accordingly, FNC generates cash to pay dividends primarily through dividends paid and to be paid to it by the Banks. The Banks' ability to pay dividends to FNC and FNC's ability to pay dividends on its Common Stock are subject to and limited by certain legal and regulatory restrictions. See "SUPERVISION AND REGULATION -- Payment of Dividends."

Certain Provisions of the Articles of Incorporation

     FNC's Articles of Incorporation include several provisions that may have the effect of discouraging or preventing hostile take-over attempts, and of making the removal of incumbent management difficult. The provisions include staggered terms for the Board of Directors and requirements of super-majority votes to approve certain business transactions. See "DESCRIPTION OF FNC COMMON STOCK." To the extent that these provisions are effective in discouraging or preventing take-over attempts, they may tend to reduce the market price for the FNC Common Stock, or delay or prevent a corporate transaction even though a majority of the shareholders support the transaction.

Industry Developments

     In the recent past, legislation has been enacted that could have a dramatic effect on both the costs of doing business and the competitive factors facing the financial institutions industry. Additional such legislation is constantly being considered by Congress. FNC is unable at this time to determine the impact, if any, of future legislation on its financial condition or operations. See "SUPERVISION AND REGULATION."

Competition

     It is anticipated that the National Bank of York County will encounter strong competition from established financial institutions operating in the York County, South Carolina area. York County is adjacent to Mecklenburg County, North Carolina, in which Charlotte, North Carolina is located. Charlotte is a major banking center in the Southeast, and NationsBank and First Union National Bank, which are both headquartered there, are dominant in the Charlotte market and have a significant share of the York County banking market as well. Furthermore, established financial institutions not currently operating in the Rock Hill area may, under South Carolina law, open branches in the York County area at future dates. The National Bank of York County also expects to encounter competition from two other start up banks being organized in the Rock Hill area. In the conduct of certain aspects of its banking business, the National Bank of York County will also compete with savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation as the National Bank of York County. Many of these competitors have substantially greater resources and lending limits than the National Bank of York County is expected to have and offer certain services, such as extensive and established branch networks, and international banking services, that the National Bank of York County either does not expect to provide or will not provide initially. See "INFORMATION ABOUT FNC AND THE BANKS -- The National Bank of York County -- Competition." The Organizers believe that the National Bank of York County will be able to compete effectively with these institutions through the use of personalized service, loan participations and other techniques, but no assurances can be given in this regard.

     First National Bank faces similar competition in the Lowcountry region of South Carolina. Although it has historically been able to meet the challenge of such competition, there is no assurance that it will always be able to do so.

Loan Losses; Capital Deficiency

     The Banks expect to lend a substantial portion of their capital and deposits to individual and commercial borrowers. The Banks' managements will attempt to be prudent in making such loans, but some loan losses are unavoidable. Changes in the economy both at the national and local levels and other factors, both unpredictable and outside the control of the Banks, could affect the ability of borrowers to repay their loans. It is possible that, collectively, defaults by the Banks' borrowers could be large enough to impair the ability of the Banks to continue their operations. Loan losses and other losses might reduce the Banks' capital below the level required by federal law and regulations which could result in either or both of the Banks being placed in receivership by the OCC and in a partial or complete loss of FNC's equity in the Banks.

Governmental Regulation of the Financial Services Industry

     During the past few years, significant legislative and regulatory deregulation of certain aspects of the financial services industry has taken place. Nonbanking financial institutions, such as securities brokerage firms, insurance companies and money market funds, are now permitted to offer services which compete directly with services offered by banks. At the same time, the services which banks are permitted to offer have been expanded, and restrictions have been reduced on the rates of interest that banks may pay on deposits. The Banks' profitability will be largely dependent upon the rate differential between the interest earned by the Banks on loans to customers and the rate of return on the Banks' investments, and the interest paid by the Banks on deposits and other liabilities. While deregulation and increasing competition may result in the Banks' paying increased interest rates to obtain deposits, a comparable increase in interest rates on their loans and the rate of return on their investments may not be attainable, resulting in reduced "spread" and lower earnings or higher losses. See "SUPERVISION AND REGULATION" and "INFORMATION ABOUT FNC AND THE BANKS."

Monetary Policy and Other Economic Factors

     Changes in governmental economic and monetary policy may affect the ability of the Banks to attract deposits and make loans. The rates of interest payable on deposits and chargeable on loans are affected by governmental regulation and fiscal policy as well as by national, state, and local economic conditions. See "SUPERVISION AND REGULATION -- Fiscal and Monetary Policy."

                                FNC AND THE BANKS

     FNC was incorporated under South Carolina law in 1985. FNC owns all of the common stock of First National Bank, which was chartered in 1934 and operates from twenty offices in thirteen South Carolina towns. First National Bank serves South Carolina as an independent, locally-managed commercial bank emphasizing high quality, responsive and personalized service, and offers a broad range of retail, consumer and commercial banking services. See "INFORMATION ABOUT FNC AND THE BANKS -- FNC and First National Bank -- Business."

     The directors of FNC and of First National Bank are Charles W. Clark, W. B. Cox, C. Parker Dempsey, Clarence F. Evans, E. Everette Gasque, Jr., John L. Gramling, Jr., C. John Hipp, III, Robert R. Horger, R. H. Jennings, III, J. C. McAlhany, Dick Gregg McTeer, Harry M. Mims, Jr., E. V. Mirmow, Jr., M. Maceo Nance, Jr., Anne H. Oswald, James W.

     Roquemore,  James E. Sulton,  Sr., Johnny E. Ward, A. Dewall Waters, and L.
D. Westbury. See "MANAGEMENT OF FNC AND FIRST NATIONAL BANK."

     The organizers and proposed directors of the National Bank of York County are Bernard N. Ackerman, Ronnie P. Campbell, R. Wesley Hayes, Jr., Robert R. Hill, Jr., C. John Hipp, III, Ralph W. Norman, Jr., Jacob D. Smith and Frank M. Wilkerson, Jr. Robert R. Hill, Jr. is the proposed president of the National Bank of York County. Upon commencement of business, the deposit accounts of the National Bank of York County will be insured by the FDIC up to the maximum amount permitted by law. The National Bank of York County will serve the York County, South Carolina area as an independent, locally-managed commercial bank emphasizing high quality, responsive and personalized service. See "INFORMATION ABOUT FNC AND THE BANKS -- The National Bank of York County -- Services to be Offered."

     FNC is in the process of applying to state and federal regulatory authorities for approval to acquire all of the common stock of the National Bank of York County. The organizers of the National Bank of York County submitted an application fora national bank charter on January 8, 1996, and preliminary approval of the charter application was granted on February 21, 1996. Conditional approval of deposit insurance was issued by the FDIC on _______, 1996. If and when FNC and the National Bank of York County obtain all necessary state and federal approvals, FNC will use $4,500,000 borrowed pursuant to a line of credit with another financial institution to acquire all of the common stock of the National Bank of York County. Proceeds of this offering will be applied first to reimbursement of FNC for expenses of this offering, then to repayment of such borrowed funds and to FNC's general corporate uses. See "USE OF PROCEEDS."

                       OFFERING AND METHOD OF SUBSCRIPTION

The Offering

     FNC is offering hereby up to 170,000 shares of FNC Common Stock at a price of $27.00 per share. The price of the FNC Common Stock offered hereby has not been set as the result of arm's length negotiations. FNC has, however, obtained an independent opinion relating to a range of value of the FNC Common Stock, and the price at which shares are being offered pursuant hereto is within such range.

     The minimum individual purchase pursuant to this offering is 100 shares, and the maximum is 7,400 shares. FNC reserves the right to alter the individual minimum and maximum purchase amounts should conditions so warrant and specifically reserves the right to approve purchases of more than 7,400 shares. Subscribers should be aware that beneficial ownership of more than 10% of the outstanding Common Stock of FNC would obligate the beneficial owner to comply with certain notice, reporting and disclosure requirements of federal banking and securities laws, and beneficial ownership of 5% of the outstanding Common Stock of FNC would obligate the owner to comply with certain reporting and disclosure requirements under the federal securities laws.

     Any subscription funds submitted to FNC prior to commencement of banking operations by the National Bank of York County will be held in an escrow account with First National Bank until commencement of banking operations by the National Bank of York County. Upon commencement of banking operations by the National Bank of York County, funds paid with respect to subscriptions accepted by FNC will be distributed to FNC and FNC will issue stock certificates to subscribers for the number of shares subscribed or the portion of the number of shares subscribed as to which the subscription has been accepted. No interest will be paid on escrowed funds.

     Any subscription funds relating to accepted subscriptions received after commencement of banking operations by the National Bank of York County will be paid directly to FNC and a stock certificate will be issued by FNC to the subscriber for the number of shares as to which the subscription has been accepted.

     Prior to commencement of banking operations by the National Bank of York County, subscription checks should be made payable to "First National Bank, as escrow agent for First National Corporation." After commencement of banking operations by the National Bank of York County, subscription checks should be made payable to "First National Corporation."

     Prior to commencement of banking operations by the National Bank of York County, subscription funds will be deposited by the Escrow Agent in certificates of deposit or other accounts of the Escrow Agent. Any interest earned on the funds will be the property of FNC. If the National Bank of York County has not commenced banking operations by August 21, 1997 (or such later date to which the OCC may extend preliminary charter approval), FNC will promptly refund all subscription funds. No interest will be paid to subscribers on such refunded subscription funds. See "Certain Contingencies."

Method of Subscription

     Shares may be subscribed for by delivery, on or prior to the Expiration Date (as defined below), of the enclosed subscription form, completed and executed, together with full payment of the subscription price, to First National Corporation, Attention: W. Louis Griffith at 345 John C. Calhoun Drive, S.E., Orangeburg, South Carolina 29115, or at Post Office Box 1287, Orangeburg, South Carolina 29116-1287. Subscriptions may also be sent to First National Corporation, Attention: W. Louis Griffith, at Post Office Box 3186, Rock Hill, South Carolina 29732. All subscription payments shall be made in United States dollars by check, bank draft, or money order drawn to the order of "First National Bank, Escrow Agent for First National Corporation" (if submitted prior to commencement of banking operations by the National Bank of York County), or to "First National Corporation" (if submitted after commencement of banking operations by the National Bank of York County). Any payments received by FNC prior to commencement of banking operations by the National Bank of York County will be delivered to the Escrow Account promptly.

     FNC reserves the right to reject any offer of subscription in whole or in part or to cancel acceptance of any subscription offer in whole or in part until the date the shares purchased hereunder are issued. If all or part of a subscription is not accepted or is cancelled by FNC, all funds relating to the unaccepted or cancelled portion shall be promptly returned to the subscriber without interest thereon. Only the President or the Chief Financial Officer of FNC has the authority to accept or reject a subscription, or portion thereof, on behalf of FNC.

Plan of Distribution

     This offering is being made to the public through the officers and directors of FNC and the proposed officers and directors of the National Bank of York County. No commission or other sales compensation will be paid to any officer or director of FNC or any proposed officer or director of the National Bank of York County in connection herewith.

Expiration Date of the Offering

     FNC will offer shares hereunder until the earlier of (1) receipt by FNC of subscriptions for an aggregate of 170,000 shares; (2) a decision by FNC to terminate the offering; or (3) [120 days from commencement of the offering], unless extended by FNC (the "Expiration Date"). While FNC intends to use its best efforts to sell 170,000 shares, the offering may be terminated without notice before all such shares are sold.

Certain Contingencies

     If the National Bank of York County has not commenced banking operations by August 21, 1997 (or such later date to which the OCC may extend preliminary charter approval), FNC will promptly refund all subscription funds. No interest will be paid on such refunded funds.

     The capitalization of the National Bank of York County is required to take place before final regulatory approvals are obtained. Should such approvals be denied for any reason, and should the National Bank of York County fail to commence banking operations by August 21, 1997 (or such later date to which the OCC may extend preliminary charter approval), the subscription funds raised hereby will be refunded on the basis described in the preceding paragraph. Any significant delay in commencing banking operations will increase pre-opening expenses and may reduce the National Bank of York County's and FNC's capital, potential revenues and income.

Issuance of FNC Common Stock

     Certificates representing the FNC Common Stock offered hereby, subscriptions for which have been paid by the subscribers and accepted by FNC, are expected to be issued shortly after the National Bank of York County commences operations.

                                 USE OF PROCEEDS

By FNC

     No minimum amount is required to be raised pursuant to this offering. If 170,000 shares are sold, the net proceeds to FNC from this offering would be approximately $4,540,000 after deduction of offering expenses estimated at approximately $50,000. Upon receipt of final regulatory approvals, FNC will use up to $4,500,000 of the net proceeds to repay borrowings incurred by FNC to purchase all of the common stock of the National Bank of York County. Such borrowings bear interest at the lender's prime rate minus 75 basis points, and mature February 28, 1997. The lender has, however, agreed to consider amortizing over a term not to exceed five years any principal balance remaining at the maturity date, subject to documentation, pricing, and underwriting acceptable to both FNC and the lender. The balance of the net proceeds of this offering, if any, will be used for general corporate purposes.

By the National Bank of York County

     Of the $4,500,000 received by the National Bank of York County from the sale of its stock to FNC, approximately $300,000 is expected to be used for the purchase from FNC (at FNC's cost) of the land on which the National Bank of York County will be located, approximately $650,000 is expected to be used to build the bank's offices, and approximately $260,000 is expected to be used for equipment and furnishings.

     The balance of the proceeds from the sale of the stock of the National Bank of York County to FNC is estimated to be $3,290,000. These funds will be commingled with funds obtained by the National Bank of York County from other sources, principally expected to be customer deposits, and will be employed in banking operations, including making loans to customers, making investments and, until operations begin to generate income, paying current operating expenses (including management salaries). The amount and manner in which these funds will be used will be subject to the discretion of management and policies of the National Bank of York County and FNC in light of current market conditions and, therefore, cannot now be usefully predicted.

                           CONSOLIDATED CAPITALIZATION

     The following table sets forth the actual capitalization of FNC as of March 31, 1996, and the capitalization of FNC as adjusted to give effect to the sale of 170,000 shares of FNC Common Stock in the present offering as though the FNC Common Stock had been sold on March 31, 1996.



                                                                            Actual                As Adjusted
                                                                           March 31,            If 170,000(1)
                                                                            1996                  shares sold
Long term debt:...................................................              -0-                       -0-
Stockholders' equity:.............................................
Common stock:
  $5.00 par value, 5,000,000 shares authorized:
  2,247,636 shares outstanding....................................       11,238,000
  2,417,636 shares outstanding....................................                                 12,088,000
Surplus:..........................................................       16,288,000                19,978,000
Retained earnings:................................................       13,234,000                13,234,000
Unrealized gain (loss) on securities
  available-for-sale, net of applicable
  deferred income taxes:..........................................         (157,000)                 (157,000)
                                                                        -----------               -----------
Total shareholders' equity: ......................................      $40,603,000               $45,143,000


(1) Assumes sale of 170,000 shares and offering expenses of $50,000, the maximum amount estimated, and repayment of all borrowings incurred by FNC to purchase the stock of the National Bank of York County. Should fewer than 170,000 shares be sold, the adjusted figures for the number of shares outstanding and the amount of Common Stock and Total Stockholders' Equity would be reduced, and the amount of long term debt would be increased.

                          MARKET PRICE OF COMMON STOCK
                                  AND DIVIDENDS

     The FNC Common Stock is not listed on any exchange, nor is there a recognized or established trading market for the common stock. Management believes that the common stock has traded at prices ranging between $18.50 and $27.25 per share during the past two years, giving retroactive effect to stock dividends and stock splits. However, management has knowledge of only a limited number of trades and has no independent means of verifying the price at which trading has occurred. Furthermore, such trades may not involve arm's length transactions, and are not necessarily indicative of the value of the FNC Common Stock. There were approximately 1,718 shareholders at January 18, 1996.

     Quarterly cash dividends of $0.165, $0.165, $0.17 and $0.18 per share were paid in the first, second, third and fourth quarters of 1995, respectively, and cash dividends of $0.16 per share were paid in each quarter of 1994. FNC has achieved a consistent record of increasing earnings over the past years. Even though dividends have historically been increased, FNC has maintained a relatively constant dividend pay-out policy. The dividend pay-out ratio for 1995 was 30.2 percent compared to 29.5 percent in 1994 and 28.6 percent for 1993. Cash dividend payments in 1995 were $1,403,000 as compared to $1,196,000 in 1994. The retention of the remaining earnings has provided the basis for expansion internally of loans and investments, and acquisitions.

     Dividends are paid by FNC from its assets which are mainly provided by dividends paid to FNC by First National Bank. After acquisition of the National Bank of York County, that bank is also expected to be a source of future dividends for FNC. However, certain restrictions exist regarding the ability of the Banks to transfer funds to FNC in the form of cash dividends, loans or advances. The approval of the OCC is required to pay dividends in excess of the Banks' net profits for the current year plus retained net profits (net profits less dividends paid) for the preceding two years, less any required transfers to surplus. As of December 31, 1995, $8,768,000 of First National Bank's retained earnings were available for distribution to FNC as dividends without prior regulatory approval. In 1995, First National Bank paid dividends to FNC of $1,403,000.

                       INFORMATION ABOUT FNC AND THE BANKS

FNC and First National Bank

     The following information set forth on the indicated pages of the 1995 Annual Report is incorporated herein by reference herein and provided herewith:

     (a)  Item 1. "Business," pages 64 through 71;
     (b)  Item 2. "Properties," page 71;
     (c)  Item 3. "Legal Proceedings," page 71;
     (d) Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," pages 6 through 28; and
     (e) Item 8. Audited Consolidated Financial Statements of FNC, pages 29 through 62.

     FNC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 is also incorporated by reference herein and provided herewith.

The National Bank of York County

     On January 8, 1996, the organizers of the National Bank of York County filed an application with the OCC for charter approval. Preliminary charter approval was granted by the OCC on February 21, 1996. Conditional approval of FDIC deposit insurance was received on ___________, 1996. If final OCC and FDIC approval are granted, the National Bank of York County will engage in the commercial banking business in York County, South Carolina.

Background of Organization

     Substantially all of the large financial institutions headquartered in South Carolina have been acquired by regional bank holding companies over the past five years. As a result, South Carolina and its citizens have lost much of the ability to control financial resources and decisions relating to allocations of those resources. More and more frequently, underwriting decisions are being made outside South Carolina by entities and people not familiar with the borrowers or the communities to be served. In many instances, banking customers have become frustrated with the delays attendant to such external decision making and with the lower levels of personal services occasioned by consolidation and reductions in personnel.

     In the face of encroaching bank regionalism, FNC perceives opportunities for community banks offering local decision making, highly personalized service and a commitment to the well-being and advancement of the communities served. First National Bank has successfully competed with regional competitors. Although these competitors have greater financial and managerial resources than First National Bank, management of First National Bank believes that it compensates for these factors by offering a high level of personal service and by responding quickly and efficiently to customer needs.

     Over the past year, FNC has been assessing the possibilities for, and feasibility of, organizing another community bank. Because the Chief Executive Officer of FNC has close ties to the York County area arising from his previous banking experience in Rock Hill and recognized the strong potential for a community bank there, York County was considered a good opportunity for expansion into the Upcountry region of South Carolina. Management of FNC, therefore, approached several York County-area businessmen with the idea of organizing a new bank in York County. The approach was enthusiastically received by these businessmen, who agreed that opportunities are likely to exist for a well-managed community bank that offers local decision-making and highly personalized service. Several meetings were held between management of FNC and the proposed York County organizing group, and an Organizational Agreement relating to the proposed organization of the National Bank of York County by the organizers and acquisition of the National Bank of York County by FNC was entered into on September 27, 1995.

Organizers of the National Bank of York County

     Set forth below is information about the Rock Hill businessmen who are the organizers of the National Bank of York County.

     Bernard N. Ackerman is a certified public accountant and is President of Bernard N. Ackerman, CPA, P.A. in Rock Hill, where he has practiced since 1977. Mr. Ackerman is treasurer of the Rock Hill Breakfast Rotary Club and is treasurer of the Fort Mill Rescue Squad.

     Ronnie P. Campbell has been Chief Executive Officer of AME, Inc. since 1985. AME, Inc. is an industrial contractor, which provides foundation insulation, complete plant relocation, rental of heavy equipment and fabrication of water and sewer equipment. Mr. Campbell is a director of the Fort Mill United Way and a member of the Fort Mill Lions Club.

     R. Wesley Hayes, Jr. is an attorney with Harrelson & Hayes in Rock Hill, where he has practiced since 1986. Mr. Hayes has served as a member of the South Carolina Senate from York County since 1991, and served as a member of the South Carolina House of Representatives from 1984 to 1991. Mr. Hayes is also a member of the South Carolina Bar Association, President of the York County Young Lawyers Division of the York County Bar Association, and a member of the American Legion, the Kiwanis Club and the Elks Club.

     Robert R. Hill, Jr., the proposed President of the National Bank of York County was employed by Rock Hill National Bank (which was acquired by NationsBank), from 1991 until September of 1995 when he left to help organize the National Bank of York County. At Rock Hill National Bank, Mr. Hill most recently held the position of Vice President of Commercial Lending. In this position Mr. Hill managed five commercial lenders with a total portfolio of approximately $120,000,000. Prior to his promotion to Vice President of Commercial Lending, Mr. Hill was an area manager for Rock Hill National Bank. In this position he supervised four branches and approximately 30 employees. After the acquisition of Rock Hill National Bank by NationsBank, Mr. Hill's responsibilities remained the same as when he was Vice President of Commercial Lending for Rock Hill National Bank and he was designated a team leader for NationsBank's northern region of South Carolina. From July, 1988 to January, 1991, Mr. Hill was a branch manager and commercial lender for the University City Office of Wachovia Bank in Charlotte, North Carolina, where he supervised 12 employees. While at Wachovia, Mr. Hill was selected for and participated in the Wachovia internship program, which included intensive training in loan administration focusing on credit analysis, credit risks and documentation of files. Mr. Hill is a member of the Board of the United Way of Rock Hill and a member of the Rock Hill Chamber of Commerce and the Rock Hill Rotary Club.

     C. John Hipp, III is President and Chief Executive Officer of First National Bank and First National Corporation, positions he has held since 1994. From 1991 to 1994, Mr. Hipp served as President and Chief Executive Officer of Rock Hill National Bank and Rock Hill National Bank Corporation. Prior to 1991, Mr. Hipp served in various positions, including positions in Corporate Banking, Retail and Loan Administration, with Wachovia Corporation. Mr. Hipp currently serves as a Director of the South Carolina Independent Bankers' Association, Trustee of the Orangeburg Regional Medical Center, President of the Downtown Orangeburg Revitalization Association, and Director of the Edisto Physicians Hospital Corporation.

     Ralph W. Norman, Jr. is President of Warren Norman Co., Inc., a privately owned real estate firm in Rock Hill, where he has been employed since 1975. Mr. Norman is a licensed realtor and is a member of the Realtors National Marketing Institution. Mr. Norman is President and a Director of the York County Board of Realtors, President of the York County Rotary Club, President of the Home Builders Association of York County, a member of the Board of Directors of the York County Salvation Army, a member of the Board of Directors and Treasurer of the Westminster - Catawba School, a member of the Board of Directors of the Winthrop Eagle Club of Winthrop University, and a past Director of the Rock Hill Chamber of Commerce. Mr. Norman has previously served as a member and Chairman of the Local Board of Directors of C&S Bank of South Carolina, as a member of the Board of Directors of Rock Hill National Bank and as an Advisory Board Member of NationsBank.

     Jacob D. Smith is President of Smith Enterprises, Inc., a position he has held since 1995. Prior to 1995, Mr. Smith served as Executive Vice President of Smith Enterprises, Inc. Smith Enterprises, Inc. is a major producer of candy filled Easter baskets and related novelties and markets a line of gourmet food gifts and bath care gift sets, all of which are distributed through major mass retailers. Mr. Smith is a member of the National Association of Manufacturers, a member of the National Association of Food Trade and a member of the American Wholesale Manufacturing Association. Mr. Smith is also a member of the Rock Hill Chamber of Commerce and of the Museum of York County.

     Frank M. Wilkerson, Jr. is President of Wilkerson Fuel Co., Inc., a wholesale and retail petroleum marketer in South Carolina, North Carolina and Georgia, a position he has held since 1980. Mr. Wilkerson is a member of the Board of Directors of the South Carolina Petroleum Marketing Association, a member of the Board of Directors of the Winthrop Eagle Club of Winthrop University, a member of the Board of Directors of the Rock Hill YMCA, and a member of the Board of Directors of the Rock Hill County Club.

Stock Purchase Commitments by Organizers of the National Bank of York County

     Subject to compliance with applicable securities laws, the organizers of the National Bank of York County have indicated their present intention to purchase an aggregate of 18,150 shares pursuant to this offering for an aggregate price of $490,050. The organizers may, however, subsequently decide to purchase more or fewer shares.

Market Area

     The primary market area to be served by the National Bank of York County will be the County of York, South Carolina and the immediately adjacent areas. York County is located in the northern piedmont portion of South Carolina. The County is bordered to the north by Mecklenburg County, North Carolina, where Charlotte, the largest city in North or South Carolina is located, to the east by Lancaster County, to the west by Cherokee County and to the south by Chester County. York County is served by Interstate 85, which extends from Atlanta, Georgia, to Richmond, Virginia, and Interstate 77, which extends from Columbia, South Carolina to Cleveland, Ohio. Both of these interstates provide the County with easy access to downtown Charlotte, which is less than a 30 minute drive from most sections of York County. York County is the fifth fastest-growing county among the 46 counties in the State, with a 23% increase in population from 106,720 in 1980 to 131,497 in 1990 and a projected increase to 153,700 in 2000. The County has a land area of approximately 685 square miles.

     The City of York is the county seat of the County. The City of Rock Hill is the largest city in the County.

     York County enjoys a diversified economy. The major employment groups are manufacturing, wholesale and retail trade and services. In recent years, the County has emerged as a major industrial distribution and manufacturing center. Facilities located in York County produce many industrial products, including bleached woodpulp, newsprint, coated paper, automotive oil and air filters, terry cloth towels, formaldehyde, cellulose acetate filament and staple, knit sportswear, carpet yarn, truck axles, brakes and components, Easter baskets and novelties, and poly-cotton sheeting.

     York County is considered a part of the Charlotte-Gastonia-Rock Hill Metropolitan Statistical Area (the "Charlotte MSA"). The Charlotte MSA is presently ranked as the third largest banking center in the country, with two of the nation's largest bank holding companies headquartered there, NationsBank Corporation and First Union Corporation.

     The Catawba Nuclear Station supplies power to the Charlotte MSA and other parts of North and South Carolina. Its first reactor was completed in 1986 and its second in 1987. The facility is the largest taxpayer and employer in the County, and is owned by an association of power companies including North Carolina Municipal Power Agency, North Carolina Electric Membership Association, Piedmont Municipal Power Agency, Saluda River Electric Cooperative, and Duke Power Company.

     Agriculture also remains an important source of income in York County. The principal products include beef cattle, dairy products, poultry, cotton, peaches, soybeans and small grains.

Competition

     South Carolina law permits statewide branching by banks and savings and loan associations, and many financial institutions have branch networks. South Carolina law also permits regional interstate banking, and five of the larger commercial banks in the Rock Hill area are affiliated with regional banking groups. Thirteen financial institutions are represented in York County, including eight banks ranging in total deposit size from $17 million to $383 million, and five credit unions with aggregate deposits of $92 million. (Source:
Sheshunoff - The Branches of South Carolina, 1995). York County is adjacent to Mecklenburg County, North Carolina, where Charlotte, North Carolina is located. Charlotte is a major banking center in the Southeast and two of the largest banks in the United States, NationsBank and First Union National Bank, are headquartered there. These banks have a significant share of the York county banking market.

     Banks generally compete with other financial institutions through the banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and personal concern with which services are offered. It is anticipated that the National Bank of York County will encounter strong competition from most of the financial institutions in its extended market area. The National Bank of York County also expects to encounter competition from two other new banks being organized in the Rock Hill area. In the conduct of certain areas of its banking business, the National Bank of York County will also compete with credit unions, consumer finance companies, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation and restrictions imposed upon the National Bank of York County. Many of these competitors have substantially greater resources and lending limits than the National Bank of York County will have and offer certain services, such as international banking services, that the National Bank of York County will not provide initially. Moreover, most of these competitors have numerous branch offices located throughout the extended market area. This is a competitive advantage that the National Bank of York
County will not have in the near future. The National Bank of York Countybelieves, however, that its relatively small size will permit it to offer more personalized service than many of its competitors, which may provide a competitive advantage. The National Bank of York County should also be able to compensate for its lower initial lending limits by participating larger loans with First National Bank and other institutions.

Services to be Offered

     In its marketing plan, the National Bank of York County will emphasize local management and commitment to the industrial and business growth of the Rock Hill area. The National Bank of York County intends to provide personalized banking services, with emphasis on knowledge of the individual financial needs and objectives of its customers and an appropriate array of services to meet those needs and objectives.

     The services offered will include a full range of deposit services that are typically available in most banks and savings and loan associations, such as checking accounts, NOW accounts, and savings and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates will be tailored to the principal market area at rates competitive with those offered in the area. In addition, retirement accounts such as IRA's (Individual Retirement Accounts) will be made available. All deposit accounts will be insured by the FDIC up to the maximum amount permitted by law. The National Bank of York County intends to solicit these accounts from individuals, businesses, associations and organizations, and government authorities. Although the National Bank of York County intends to be competitive in its efforts to attract deposit accounts, it does not expect to aggressively seek jumbo certificates of deposit (certificates in amounts greater than $100,000) and does not intend to accept brokered deposit accounts.

     The National Bank of York County will offer a full range of short- and intermediate-term commercial and personal loans. The National Bank of York County also intends to originate variable-rate residential and other mortgage loans for its own account and for resale, and intends to make personal loans directly to individuals for various other purposes, including purchases of automobiles, mobile homes, boats and other recreational vehicles, home improvements, education and personal investments. Commercial loans, secured and unsecured, will be made primarily to individuals and small and mid-sized businesses operating in and around York County. These loans will be available for general operating purposes, acquisition of fixed assets, including real estate, purchases of equipment and machinery, financing of inventory and accounts receivable, and other business purposes.

     Although the National Bank of York County will take a progressive and competitive approach to lending, it will stress high quality in its loans. To promote such quality lending, the Board of Directors of the National Bank of York County will establish lending authority for each loan officer. Each loan request exceeding a loan officer's authority will have to be approved by one or more senior officers. A loan committee of the Board of Directors will review larger loans for approval when the loan request exceeds established limits for the senior officers. Because of the bank's community orientation, such quality control is not expected to interfere with the goal of providing prompt and personal response to customers.

     The National Bank of York County may participate in a regional network of automated teller machines that may be used by its customers in major cities throughout the Southeast. The National Bank of York County plans to offer both VISA and MasterCard brand credit cards together with related lines of credit. Lines of credit may also be offered for overdraft protection as well as a pre-authorized credit for personal purchases and expenses.

     The National Bank of York County will also provide safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts, but will not provide international banking services in the near future.

Data Processing

     First National Bank will provide computer and item processing services to the National Bank of York County. Management of FNC expects that this will result in significant cost savings to both Banks.

Asset and Liability Management

     The primary assets of the National Bank of York County will consist of the loan portfolio and investment account. Efforts will be made generally to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching will not be possible. The majority of the National Bank of York County's securities investments will be in marketable obligations of the United States Government, federal agencies and state and municipal governments, generally with varied maturities.

     Long-term loans will be priced primarily to be interest-rate sensitive with only a small portion of the National Bank of York County's portfolio of long-term loans at fixed rates. For the foreseeable future, such fixed-rate loans will not have maturities longer than five years, except in exceptional cases.

     Deposit accounts will represent the majority of the liabilities of the National Bank of York County. These will include transaction accounts, time deposits and certificates of deposit. The National Bank of York County does not intend to aggressively seek certificates of deposit over $100,000. The maturities of most interest-sensitive accounts will be six months or less.

Anticipated Growth

     The National Bank of York County's initial capitalization is expected to be $4,500,000, which would support National Bank of York County assets of approximately $30 million, based on current bank regulatory guidelines. See "USE OF PROCEEDS." The National Bank of York County's growth is expected to come primarily from within the York County area through loan and deposit business generated at the National Bank of York County's proposed main office located in the business section of Rock Hill.

Premises

     The principal offices of the National Bank of York County will be located at 1127 Ebenezer Road in Rock Hill, South Carolina. FNC acquired this property from an unaffiliated third party. FNC will transfer the properties to the National Bank of York County at FNC's cost. l l Employees l l It is anticipated that the National Bank of York County will employ approximately 13 full-time employees during l its first year of operations. To the greatest extent possible, the National Bank of York County will employ people experienced in the banking profession, and efforts will be made to employ people who are natives of the York County area or who are knowledgeable about the area.

                    MANAGEMENT OF FNC AND FIRST NATIONAL BANK

     The following tables set forth as of December 31, 1995 information about persons who currently serve as executive officers and directors of FNC and First National Bank. There are no family relationships among any of the directors and executive officers of FNC.

Beneficial Stock Ownership of Executive Officers and Directors

     The following table sets forth information about (i) the beneficial stock ownership of executive officers and directors of FNC as of December 31, 1995; and (ii) the pro forma beneficial stock ownership of such persons after this offering. Although some executive officers and directors of FNC presently plan to purchase stock in this offering for up to the additional number of shares included in the pro forma amounts shown below, such persons are not obligated to purchase shares in this offering, and may decide to purchase more or fewer shares than the number shown below or may decide not to purchase any shares.


                                              Actual                                 Pro Forma
                                              ------                                 ---------
                                                                                              % of Common
                                     Number of           % of            Number of           Stock
                                      Shares            Common         Shares to be        Ownership
                                   Beneficially         Stock          Beneficially       if 170,000
             Name                      Owned          Ownership            Owned          Shares Sold
             ----                      -----          ---------            -----          -----------
E. Everett Gasque, Jr.                17,438(1)                *           18,179             *
John L. Gramling, Jr.                  3,020(2)                *            3,946             *
Robert R. Horger                       5,576                   *            7,576             *
Harry M. Mims, Jr.                    10,965                   *           14,669             *
Dick G. McTeer                           315                   *              426             *
James W. Roquemore                     3,214(3)                *            3,214             *
Johnny E. Ward                        11,265(4)                *           18,672             *
M. Maceo Nance, Jr.                    1,514(5)                *            1,514             *
Charles W. Clark                      23,308               1.04%           24,419           1.01%
Clarence F. Evans                      4,753                   *            4,753             *
C. John Hipp, III                     23,554(6)            1.05%           25,406           1.05%
Robert H. Jennings, III               37,476(7)            1.70%           37,476           1.55%
Edward V. Mirmow, Jr.                 35,751               1.60%           40,000           1.65%
Larry D. Westbury                      9,237(8)                *            9,237             *
William B. Cox                       106,764(9)            4.75%          114,171           4.72%
C. Parker Dempsey                      3,716                   *            4,086             *
J. Carlisle McAlhany                  37,308               1.70%           39,160           1.62%
Anne H. Oswald                           298(10)               *              372             *
James E. Sulton, Sr.                     393                   *              493             *
A. Dewall Waters                       5,747(11)               *            9,451             *
All directors and
Executive Officers as a
Group (22 persons)                   349,215(12)           15.50          384,823          15.92%


- -----------------------------
*Less than 1% of outstanding FNC Common Stock.

(1)  Includes 1,185 shares owned by spouse.
(2)  Includes 595 shares owned by spouse.
(3) Includes 392 shares in an IRA; 1,134 shares owned by spouse in an IRA; and 600 shares held by Mr. Roquemore as custodian for his three children.
(4)  Includes 7,958 shares held in an IRA.
(5)  Includes 1,076 shares held in joint tenancy account with spouse.
(6) Includes 377 shares in an IRA; 155 shares owned by spouse in an IRA; 14,450 shares owned by a general partnership in which Mr. Hipp owns a 1/7 interest, of which Mr. Hipp disclaims beneficial ownership of all but 2,064 shares; 1,512 shares subject to currently exercisable options; and 5,185 shares of restricted stock which Mr. Hipp presently has the right to vote.
(7)  Includes 12,822 shares owned by spouse.
(8) Includes 1,358 shares held in an IRA account; and 6,098 shares subject to currently exercisable options.
(9) Includes 49,660 shares owned by spouse, as to which Mr. Cox disclaims beneficial ownership.
(10) Includes 12 shares held in joint tenancy account with spouse.
(11) Includes 1,484 shares held in an IRA.
(12) Includes 12,849 shares subject to currently exercisable options.

 Business Experience of Executive Officers and Directors for the Past Five Years

     The table below sets forth the name, address, position in FNC and First National Bank and year first elected, expiration of term as a director, and business experience for the past five years for each of the directors and executive officers of FNC.


                                  Position in FNC and          Year First        Business Experience
    Name, Age and Address         First National Bank       Elected Director     for the Past Five Years
    ---------------------         -------------------       ----------------     -----------------------

                                           Directors Whose Terms Expire in 1999

William B. Cox                         Director                    Bank-1969     Chairman of the Board, Cox Wood
Orangeburg, SC (70)                                                 FNC-1985     Preserving Co., Inc. - Wood preserving
                                                                                 and processing.

C. Parker Dempsey                      Director                    Bank-1983     Secretary, Dempsey Wood Products,
Orangeburg, SC (67)                                                 FNC-1985     Inc., (since 1990) - Lumber
                                                                                 Manufacturer; Executive Vice President,
                                                                                 Stone Forest Industries (prior to 1990)
                                                                                 - Forestry services.

J. Carlisle McAlhany                   Director                    Bank-1969     Retired Merchant.
Reevesville, SC (80)                                                FNC-1985

Anne H. Oswald                         Director                         1991     Partner, Oswald and White Realty -
Walterboro, SC (48)                                                              Real estate brokerage agency.

A. Dewall Waters                       Director                         1987     Partner, Main Waters Enterprises
Orangeburg, SC (51)                                                              Partnership -Owner/Operator,
                                                                                 McDonald's Restaurants.


                                           Directors Whose Terms Expire in 1998

E. Everett Gasque, Jr.                 Director                         1993     President, E. E. Gasque & Son, Inc. -
Elloree, SC (65)                                                                 Farming Supplies and Products.

John L. Gramling, Jr.                  Director                    Bank-1974     Farmer.
Orangeburg, SC (64)                                                 FNC-1985

Robert R. Horger                     Vice Chairman                      1991     Vice Chairman of the Board, First
Orangeburg, SC (45)                   of the Board                               National Bank and First National
                                                                                 Corporation since 1994;Attorney-
                                                                                 Horger, Barnwell and Reid.

Harry M. Mims, Jr.                     Director                         1988     Consultant (since 1996); President, J.
Orangeburg, SC (54)                                                              F. Cleckley & Company - Road
                                                                                 construction and paving contractor
                                                                                 (prior to 1996).



Dick G. McTeer                         Director                         1994     Retired Motel Owner/Operator.
Bluffton, SC (69)

James W. Roquemore                     Director                         1994     Executive Vice President, Patten Seed
Orangeburg, SC (40)                                                              Company, Inc., Lakeland, Georgia;
                                                                                 General Manager of Super- Sod/Carolina
                                                                                 - Production and marketing of turf,
                                                                                 grass, sod and seed. Owner and operator
                                                                                 of golf courses in Georgia.


                    18






Johnny E. Ward                         Director                         1991     President, W & W Truck & Tractor
Moncks Corner, SC (54)                                                           Company, Inc. - Logging and farming
                                                                                 equipment, sales and service.


                                           Directors Whose Terms Expire in 1997

M. Maceo Nance, Jr.                    Director                         1995     Retired President, South Carolina State
Orangeburg, SC (70)                                                              University.

Charles W. Clark                       Director                         1993     President, Santee Shores, Inc. - Real
Santee, SC (46)                                                                  Estate Development and Management.

C. John Hipp, III                 President and Chief                   1994     1994 - present, President and Chief
Orangeburg, SC (44)               Executive Officer,                             Executive Officer, First National Bank
                                     and Director                                and First National Corporation; 1991
                                                                                 to 1994, President, Rock Hill National
                                                                                 Bank and Rock Hill National Bank
                                                                                 Corporation; 1990 to 1991, Executive
                                                                                 Vice  President, Rock Hill National
                                                                                 Bank.

Robert H. Jennings, III                Director                    Bank-1963     Retired in 1994 as Chairman of the
Orangeburg, SC (71)                                                 FNC-1985     Board, First National Corporation and
                                                                                 First National Bank; Retired President,
                                                                                 Palmetto Baking Company - Bakery
                                                                                 products.

Edward V. Mirmow, Jr.                  Director                    Bank-1983     Retired Attorney (since 1991).
Orangeburg, SC (65)                                                 FNC-1985

Larry D. Westbury                     Chairman of                       1986     Chairman of the Board, First National
Orangeburg, SC (63)                    the Board                                 Bank and First National Corporation
                                                                                 since 1994; Retired in 1994 as
                                                                                 President and Chief Executive Officer
                                                                                 First National Corporation and First
                                                                                 National Bank.



                             EXECUTIVE COMPENSATION

     The following table summarizes for the years indicated current and long-term compensation and stock related compensation for C. John Hipp, III, the only executive officer of FNC and its subsidiary, First National Bank, whose total salary and bonus for the year ended December 31, 1995 exceeded $100,000.

                                                      SUMMARY COMPENSATION TABLE

                                                                                          Long Term
                                                   Annual                               Compensation
                                                Compensation                               Awards
                                                ------------                               ------

   Executive Officer and                                                         Number of Securities                 All Other
     Principal Position            Year          Salary(1)         Bonus(2)      Underlying Options(3)             Compensation(4)
     ------------------            ----          ---------         --------      ---------------------             ---------------

C. John Hipp, III,                  1995             $146,018          $6,000                   6,050                 $1,815
President and Chief                 1994(5)            97,794           6,000                   5,500                  -0-
Executive Officer                   1993(6)               N/A             N/A                     N/A                  N/A
- -------------------

(1) Perquisites and personal benefits did not exceed the lesser of $50,000 or 10% of total salary plus bonus.

(2) Figures shown represent actual cash bonuses paid during the year indicated. First National Bank maintains an incentive compensation plan known as the Employee Incentive Compensation Plan ("Plan"). Amounts payable under the Plan are based on First National Corporation's performance in terms of its Return on Equity (ROE) for any calendar year. The First National Bank Executive Committee sets performance goals for FNC at the beginning of any calendar year. The Board of Directors of FNC, however, has the discretion to change during any year the performance goals, payment amounts and other requirements of the Plan. The Plan creates an "incentive pool" determined by multiplying a certain percentage of First National Bank income over a stated percentage ROE for the calendar year in question. Amounts paid into the incentive pool are distributed to participating employees based on the individual employee's merit and salary level.

(3) Figures shown represent the number of shares of FNC stock subject to options awarded to the named executive officer during the years indicated.

(4) Includes $1,450 contributed by First National Bank through matching or discretionary contributions to its Employee Savings Plan and allocated to the named executive officer's accounts, and $365 of term life insurance premiums paid by First National Bank for the benefit of the named executive officer. The Employee Savings Plan is a "tax qualified" plan under Section 401(a) of the Internal Revenue Code and covers all First National Bank employees.

(5)  Mr.  Hipp's  employment   commenced  in  April,  1994.   Accordingly,   his
     compensation for 1994 covered only nine months.

(6)  Mr. Hipp was not employed by FNC or any of its subsidiaries in 1993.

Employment Agreements

     In March, 1994, C. John Hipp, III, entered into an Employment Agreement with FNC providing for his employment as President and Chief Executive Officer of First National Bank. The term of the agreement began May 1, 1994, and ends April 30, 1997, with provision for Mr. Hipp's continued employment at will after April 30, 1997. The agreement provides for compensation for Mr. Hipp at the 1994 level or a greater rate set by the Board of Directors of FNC or by a committee appointed by the Board of Directors, plus fringe benefits and reimbursement of expenses. Under the terms of the agreement, Mr. Hipp has also been granted options to purchase up to a total of 5,000 (before adjustments for 10% stock dividends paid on each of November 30, 1994 and November 30, 1995) shares of FNC's common stock under the terms and conditions of First National Corporation's Incentive Stock Option Plan of 1992. In the event of Mr. Hipp's termination prior to April 30, 1997 without cause, Mr. Hipp will be entitled to continued compensation at the rate then in effect until April 30, 1997. In the event that Mr. Hipp's employment is terminated for any reason by either Mr. Hipp or FNC prior to April 30, 1997, following a sale or merger (as defined in the agreement), Mr. Hipp will be entitled to continued compensation at the rate then in effect until April 30, 1997. In the event of termination of Mr. Hipp's employment because of death or disability prior to April 30, 1997, Mr. Hipp (or his estate) will be entitled to be paid his then current salary for a period of one year from the date of such termination. If Mr. Hipp's employment is terminated for any reason by either Mr. Hipp or by FNC after April 30, 1997 and prior to April 30, 2004, following a sale or merger, Mr. Hipp will be entitled to continued compensation at the rate then in effect for a period of three years or until April 30, 2004, whichever period is shorter. In the event of Mr. Hipp's termination after April 30, 1997 and prior to April 30, 2004 without cause or because of death or disability, Mr. Hipp (or his estate) will be entitled to be paid his then current salary for a period of one year from the date of such termination. Upon termination without cause, after a sale or merger, or after disability, however, Mr. Hipp is under an affirmative obligation for one year following termination to actively seek and accept comparable alternative employment, and any compensation received by him or earnable by him with reasonable diligence following such termination will be deducted from amounts owed to him by FNC under the Agreement.

     In May 1996, Robert R. Hill, Jr., entered into an employment agreement with FNC providing for his employment as President and Chief Executive Officer of the National Bank of York County. The term of the Agreement began May 10, 1996 and ends May 10, 1999, with provision for Mr. Hill's continued employment at will after May 10, 1999. The Agreement provides for base compensation, reimbursement of expenses, participation in insurance, pension, profit-sharing and bonus programs as are available generally to senior officers of the National Bank of York County, club membership dues, and an automobile. The Agreement also provides that Mr. Hill will be considered by FNC for participation in the 1996 Stock Option Plan. In the event of termination of Mr. Hill's employment without cause prior to May 10, 1999, Mr. Hill will be entitled to continued compensation at the rate then in effect until May 10, 1999. In the event of termination of employment by Mr. Hill for any reason, he will not be entitled to any further compensation or benefits under the Agreement. In the event that Mr. Hill's employment is terminated for any reason by FNC on or prior to May 10, 1999, following a sale or merger (as defined in the Agreement), Mr. Hill will be entitled to continued compensation at the rate then in effect until May 10, 1999. Mr. Hill's employment may be terminated by FNC upon notice in writing if Mr. Hill has been unable to discharge the duties and obligations under the Agreement by reason of illness, accident or disability for a period of six consecutive months. The Agreement may also be terminated by FNC in the event of certain wrongful conduct by Mr. Hill. In the event of termination for such wrongful conduct, all future compensation and benefits, not then accrued, will automatically terminate. The Agreement automatically terminates in the event of Mr. Hill's death. In the event of termination without cause, after a sale or merger, or by FNC without cause, Mr. Hill is under an affirmative obligation for one year following termination to actively seek and accept comparable alternative employment, and any compensation received by him or earnable by him with reasonable diligence following such termination will be deducted from amounts owed to him by FNC under the Agreement.

Restricted Stock Plan

     FNC has entered into a Restricted Stock Agreement with C. John Hipp, III, President and Chief Executive Officer of FNC. The Agreement grants to Mr. Hipp 5,185 shares of restricted common stock. The grant is conditioned upon continued employment of Mr. Hipp as Chief Executive Officer of FNC at each vesting date as follows: a) 25% of the shares vest free of restrictions in 1999; b) an additional 25% of the shares vest free of restrictions in 2001; and c) the remaining 50% of the shares vest free of restrictions in 2003. Termination of Mr. Hipp's employment as Chief Executive Officer for any reason (except death or change in control of FNC) prior to a vesting date would terminate any interest in non-vested shares. Prior to vesting of the shares, as long as Mr. Hipp remains Chief Executive Officer of FNC, he will have the right to vote such shares and to receive dividends paid with respect to such shares. All restricted shares will fully vest in the event of change in control (as defined in the Restricted Stock Agreement) of First National Bank or upon death of Mr. Hipp while serving as Chief Executive Officer.

                  INFORMATION PERTAINING TO STOCK OPTION PLANS

1992 Plan

     FNC's Incentive Stock Option Plan of 1992 was adopted by the Board of Directors on March 12, 1992, and was duly approved by shareholders of FNC on April 28, 1992. The Plan reserves 50,000 shares of Common Stock for issuance pursuant to the exercise of options that may be granted under the Plan. Options under the Plan are incentive stock options within the meaning of Section 422 of the Internal Revenue Code, and may be granted to key employees in full time employment of FNC or First National Bank. The Stock Option Committee, which is appointed by the Board of Directors of FNC, selects the employees to receive grants under the Plan and determines the number of shares to be covered by the options granted. Options granted under the Plan may not be exercised in whole or in part within one year following the date of grant of the options, and thereafter become exercisable in 25% increments over the next four years. The exercise price ofthe options may not be less than fair market value of the Common Stock on the date of grant. In the event of an acquisition or change in control of FNC or First National Bank, any options already granted will automatically become 100% vested. The options expire five years following grant. No options were granted to any named executive officer of FNC during 1995.

1996 Plan

     The Board of Directors of FNC adopted the 1996 Incentive Stock Option Plan on February 8, 1996, and the Plan was approved by shareholders of FNC on April 23, 1996. The 1996 Incentive Stock Option Plan reserves 73,000 shares of Common Stock for issuance pursuant to the exercise of options which may be granted pursuant to the 1996 Incentive Stock Option Plan. The 1996 Incentive Stock Option Plan will become effective March 14, 1996, subject to stockholder approval, and will terminate March 14, 2001, unless terminated earlier by the Board of Directors. Options under the 1996 Incentive Stock Option Plan will be "incentive stock options" within the meaning of the Internal Revenue Code and may be granted to persons who are employees of FNC or any subsidiary (including officers and directors who are employees) at the time of grant and who are, or are expected to be, primarily responsible for the management, growth or protection of some part or all of the business of FNC or any subsidiary. The 1996 Incentive Stock Option Plan will be administered by a Committee of not fewer than three directors of FNC appointed by the Board of Directors. All options must have an exercise price not less than the fair market value of the Common Stock at the date of grant, as determined by the Committee. The Committee may set other terms for the exercise of the options but may not grant to any person more than $100,000 of options (based on the fair market value of the optioned shares on the date of the grant of the option) which first become exercisable in any calendar year. The Committee also selects the employees to receive grants under the 1996 Incentive Stock Option Plan and determines the number of shares covered by options granted under the 1996 Incentive Stock Option Plan. Options granted pursuant to the 1996 Incentive Stock Option Plan will not be exercisable for one year following grant, and thereafter become exercisable in 25% increments over the next four years. No options may be exercised after five years from the date of grant; options may not be transferred except by will or the laws of descent and distribution; and options may be exercised only (i) while the optionee is an employee of FNC, (ii) within the earlier of five years from the date of grant or three months after the date of termination of employment, (iii) within the earlier of five years from the date of grant or two years after death, (iv) within the earlier of five years from the date of grant or one year after disability, or (v) in case of
termination  for  good  cause  (as  defined  by  the  plan),   immediately  upon
termination.

     The number and kind of shares that are available for issuance pursuant to the 1996 Incentive Stock Option Plan and that are subject to any options and the option price per share shall be adjusted in the event of any merger, consolidation, stock dividend, split-up, combination or exchange of shares or recapitalization or change in capitalization. Upon the occurrence of certain changes in control of FNC or its subsidiaries all options outstanding under the 1996 Incentive Stock Option Plan will become immediately exercisable. Furthermore, upon the proposal of an acquisition, merger, or change of control, the Committee may, at its sole discretion, issue all remaining options authorized under the 1996 Incentive Stock Option Plan.

     The following table shows aggregated options exercised under the 1992 Plan during 1995 and year end 1995 option values.

                             AGGREGATED OPTIONS EXERCISED DURING 1995 AND YEAR END 1995 OPTION VALUES

                                  Options Exercised During                        Number and Value of Unexercised
                                             1995                                          Options at Year End
                                             ----                                          -------------------

                                                                        Number of Securities
                                  Shares                                     Underlying                Value of Unexercised
                                Acquired or            Value                Unexercised                    In-the-Money
    Executive Officer            Exercised           Realized                Options(1)                     Options(2)
    -----------------            ---------           --------                ----------                     ----------

C. John Hipp, III.                  -0-                 -0-               Unexercised:    6,050    Unexercised:    $48,884
                                                                          Exercisable:    1,512    Exercisable:    $12,221
                                                                          Unexercisable:  4,538    Unexercisable:  $36,663

Notes:

(1) Figures shown represent the total number of shares subject to unexercised options held by the indicated executive officer at year end 1995. The number of shares subject to options which were exercisable and unexercisable at year end 1995 are also shown. The number of options granted under the plan have been adjusted to reflect a stock dividend of 10% paid on November 30, 1994, and a stock dividend of 10% paid on November 30, 1995.

(2) Dollar amounts shown represent the value of stock options held by the indicated executive officers at year end 1995. Only those shares subject to options which are "in the money" are reported. Shares subject to an option are considered to be "in the money" if the fair market value at year-end 1995 of such shares of FNC's Common Stock exceeds the exercise or base price of such shares. At year end 1995, FNC's stock price exceeded the exercise price of all shares subject to option, thus all stock options were considered "in the money." For those options "in the money," value is computed based on the difference between the fair market value of FNC Common Stock at year end 1995 and the exercise or base price of the shares subject to underlying option. The value of shares subject to options exercisable and unexercisable at year end 1995 is also shown.



                      COMPENSATION COMMITTEE INTERLOCKS AND
                              INSIDER PARTICIPATION

     The Compensation Committee for the year ended December 31, 1995, was composed of William B. Cox, Chairman, C. Parker Dempsey, A. Dewall Waters, Larry
D. Westbury and C. John Hipp, III. Mr. Hipp is currently President and Chief Executive Officer of FNC and First National Bank, and Mr. Westbury is currently Chairman of the Board of FNC and is a former President and Chief Executive Officer of FNC and First National Bank. Although Mr. Hipp specifically excluded himself from any Compensation Committee discussions concerning his own compensation, he did participate in discussions concerning the compensation of other executive officers.

              OTHER BENEFIT PROGRAMS - DEFINED BENEFIT PENSION PLAN

     First National Bank maintains a noncontributory, defined benefit pension plan ("Pension Plan") covering its employees, including executive officers. The Pension Plan is a "tax qualified" plan under Section 401(a) of the Internal Revenue Code and must also comply with provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The pension table below shows estimated annual benefits payable upon retirement to persons in the specified remuneration and years of service categories as if retirement had occurred on December 31, 1995. The benefits shown are computed on a single life only annuity basis.

                                    ESTIMATED ANNUAL BENEFITS UNDER FIRST NATIONAL BANK'S PENSION PLAN
                                                             YEARS OF SERVICE

              FAC*                  10                 20                  30                40
             ------                ----               ----                ----              ---

            $  30,000            $ 2,965            $ 5,930             $ 8,896            $10,378
               40,000              4,515              9,030              13,546             15,803
               50,000              6,065             12,130              18,196             21,228
               60,000              7,615             15,230              22,846             26,653
               70,000              9,165             18,330              27,496             32,078
               80,000             10,715             21,430              32,146             37,503
               90,000             12,265             24,530              36,796             42,928
              100,000             13,815             27,630              41,446             48,353
              110,000             15,365             30,730              46,096             53,778
              120,000             16,915             33,830              50,746             59,203


  *FAC: Final Average Compensation, computed as the average amount of a participant's compensation earned over the last 60 months prior to his or her retirement date or early termination of employment.


     Benefits. Upon a participant's retirement at his normal retirement date (age 65), a monthly retirement benefit will be paid in accordance with Pension Plan provisions. The amount of such monthly retirement benefit will equal 1/12 of the sum of (i) and (ii) as follows: (i) .90% of the Pension Plan participant's final average compensation multiplied by his years of credited service up to a maximum of 35 years; and (ii) .65% of the Pension Plan participant's final average compensation in excess of his covered compensation multiplied by his years of credited service up to a maximum of 35 years. For purposes of the above formula, a participant's final average compensation consists of the average amount of a participant's compensation earned over the last 60 months prior to early or normal retirement. In addition, a participant is credited with one year of credited service under the Pension Plan for each year in which 1,000 or more hours are worked. Benefits under the Pension Plan are not subject to deduction for Social Security or other offset amounts.

     Compensation Under the Pension Plan. For purposes of computing a participant's final average compensation, the Pension Plan uses the following definition of participant compensation: W-2 earnings, including bonuses, overtime and commissions, but excluding employer contributions to employee benefit plans, as limited by Internal Revenue Code Section 401(a)(17).

     Information as to Executive Officer Participation. For purposes of executive officer participation in the Pension Plan, the executive officer compensation used for purposes of computing executive officer benefits under the Pension Plan is the same as that shown in the Summary Compensation Table. As of December 31, 1995, the named Company and First National Bank executive officer had accumulated the following years of credited service toward retirement: C. John Hipp, III, 2 years of credited service.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     First National Bank has loan and deposit relationships with some of the directors of FNC and First National Bank and with companies with which the directors are associated as well as with members of the immediate families of the directors ("Affiliated Persons"). (The term "members of the immediate families" for purposes of this paragraph includes each person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law.) Loans to Affiliated Persons were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not, at the time they were made involve more than the normal risk of collectibility or present other unfavorable features.

     Director Robert R. Horger is a partner in the law firm of Horger, Barnwell & Reid, which First National Bank has retained as general counsel during the past five years. First National Bank proposes to retain the firm during the current fiscal year.

                         DESCRIPTION OF FNC COMMON STOCK

     Authorized Capital. FNC is authorized to issue 5,000,000 shares of common stock, $5.00 par value per share, of which 2,247,636 shares were issued and outstanding as of March 31, 1996. A total of 60,000 additional shares were reserved as of such date for potential issuance in connection with certain employee stock option plans. Pursuant to the provisions of the South Carolina Business Corporation Act of 1988 (the "Business Corporation Act"), any outstanding shares of capital stock of FNC reacquired by it would be considered authorized but unissued shares.

     Voting and Other Rights. The holders of FNC Common Stock are entitled to one vote per share on each matter voted on at a shareholders' meeting. A majority of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, most routine matters will be approved if the votes cast in favor of the matter exceed the votes against the matter. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Each shareholder entitled to vote in such an election shall be entitled to vote each share of FNC Common Stock owned by such shareholder for as many persons as there are directors to be elected. Pursuant to the Articles of Incorporation of FNC, shareholders do not have cumulative voting rights.

     In general, (i) amendments to FNC's Articles of Incorporation must be approved by two-thirds of the votes entitled to be cast, regardless of voting group, and in addition by two-thirds of the votes entitled to be cast within each voting group entitled to vote separately thereon; and (ii) the dissolution of FNC must be approved by two-thirds of the votes entitled to be cast thereon.

     The Articles of Incorporation of FNC provide that a merger, exchange or consolidation of FNC with, or the sale, exchange or lease of all or substantially all of the assets of FNC to, any person or entity (referred to herein as a "Fundamental Change"), must be approved by the holders of at least 80% of the outstanding voting stock of FNC if the Board of Directors does not recommend a vote in favor of the Fundamental Change. The Articles of Incorporation further provide that a Fundamental Change involving a shareholder that owns or controls 20% or more of the voting stock of FNC at the time of the proposed transaction (a "Controlling Party") must be approved by the holders of at least (i) 80% of the outstanding voting stock of FNC, and (ii) 67% of the outstanding voting stock of FNC held by shareholders other than the Controlling Party, unless (x) the transaction has been recommended to the shareholders by a majority of the entire Board of Directors or (y) the consideration per share to be received by the shareholders of FNC generally is not less than the highest price per share paid by the Controlling Party in the acquisition of its holdings of the FNC Common Stock during the preceding three years. The approval by the holders of at least 80% of the outstanding voting stock of FNC is required to amend or repeal these provisions contained in FNC's Articles of Incorporation. Finally, in the event that any such Fundamental Change is not recommended by the Board of Directors, the holders of at least 80% of the outstanding voting stock of FNC must attend a meeting called to address such transaction, in person or by proxy, in order for a quorum for the conduct of business to exist. If the 80% and 67% vote requirements described above do not apply because the Board of Directors recommends the transaction or the consideration is deemed fair, as applicable, then pursuant to the provisions of the Business Corporation Act, the Fundamental Change generally must be approved by two-thirds of the votes entitled to be cast with respect thereto.

     The Articles of Incorporation of FNC provide that the shareholders of FNC may act to amend or repeal any of FNC's Bylaws upon the approval of the holders of at least 80% of the outstanding voting stock of FNC. The Bylaws generally may also be amended or repealed upon the vote of a majority of the Board of Directors; provided, however, that pursuant to the Business Corporation Act, the shareholders in adopting, amending or repealing a Bylaw may provide expressly that the Board of Directors may not adopt, amend or repeal that Bylaw or any Bylaw on that subject.

     The shareholders of FNC shall have dissenters' rights to an appraisal with respect to their shares of FNC Common Stock as provided by the Business Corporation Act in connection with certain types of merger or share exchange transactions. Dissenters' rights generally are also available with respect to certain sales of all or substantially all of the property of FNC and certain amendments to FNC's Articles of Incorporation that materially and adversely affect certain enumerated rights of a dissenter's shares.

     Directors and Classes of Directors. Under FNC's Articles of Incorporation and Bylaws and pursuant to the Business Corporation Act, the number of directors shall consist of a minimum of six and a maximum of 20 persons. This number may be determined from time to time by the shareholders or the Board of Directors. Accordingly, either the directors or the shareholders of FNC have the authority to increase or decrease the number of directors, which is currently fixed at 20, within this maximum. Only the shareholders of FNC, however, have the right to change the range for the size of the Board, by amendment to FNC's Articles of Incorporation.

     The Board of Directors of FNC is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase shall be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible. Because of the classification of directors, unless the shareholders act under the Business Corporation Act to remove directors from office, two annual meetings generally would be required to elect a majority of the Board of Directors and three, rather than one, would be required to replace the entire board. The provisions of the Articles of Incorporation providing for the classified Board of Directors can be amended or repealed only upon the affirmative vote of the holders of at least 80% of the outstanding voting stock of FNC.

     The Articles of Incorporation provide that a director may be removed with or without cause by the affirmative vote of at least 80% of the outstanding voting stock.

     Consideration of Non-Shareholder Interests. The Articles of Incorporation of FNC provide that, when evaluating any proposed plan of merger, consolidation, exchange or sale of all, or substantially all, of the assets of FNC, the Board of Directors shall consider the interests of the employees of FNC and the community or communities in which FNC and its subsidiaries, if any, do business in addition to the interest of FNC's shareholders.

     Anti-Takeover Aspects of Certain Provisions. The provisions of FNC's Articles of Incorporation regarding the staggered Board of Directors and
Fundamental Change vote requirements as well as the other high vote requirements, and provisions regarding consideration of non-shareholder interests with respect to certain types of transactions may have certain anti-takeover effects with respect to FNC, and may be deemed to present an impediment to a change in control of FNC even if such a change were favored by a majority of the shareholders. Such provisions could make FNC a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, the assumption of control through the acquisition of a large block of FNC Common Stock or the removal of incumbent management. Such provisions may inhibit or impede fluctuations in the market price of the FNC Common Stock, which might otherwise result from actual or potential takeover attempts.

     Liquidation Rights. In the event of liquidation, the holders of FNC Common Stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them.

     Preemptive and Other Rights. The FNC Common Stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All the outstanding shares of FNC Common Stock are validly issued, fully paid and nonassessable. The FNC Common Stock is traded in the over-the-counter market. First Union National Bank acts as transfer agent and registrar for the FNC Common Stock. As of January 18, 1996, there were approximately 1,718 shareholders of record of FNC.

     Distributions. FNC may issue share dividends in FNC Common Stock to the holders of shares of FNC Common Stock. In addition, the holders of shares of FNC Common Stock will be entitled to receive such other distributions as the Board of Directors of FNC may declare, subject to any restrictions contained in FNC's Articles of Incorporation (of which there currently are none), unless after giving effect to such distribution, (i) FNC would not be able to pay its debts as they become due in the usual course of business or (ii) FNC's total assets would be less than the sum of FNC's total liabilities plus the amount that would be needed, if FNC were to be dissolved at the time of the distribution, to satisfy claims of shareholders who have preferential rights superior to the rights of holders of FNC Common Stock.

     Although FNC is not subject to the restrictions on dividends applicable to national banks, the ability of FNC to make distributions to holders of FNC Common Stock is dependent to a large extent upon the ability of its subsidiary bank, First National Bank (and, upon completion of its organization, National Bank of York County), to pay dividends. The ability of First National Bank, as well as of FNC, to pay dividends in the future may also be affected by the various minimum capital requirements. See "SUPERVISION AND REGULATION."

     Indemnification of Officers and Directors. FNC's Bylaws provide that FNC shall advance expenses to and indemnify its current or former directors, officers, agents or employees to the full extent and in the manner permitted or required by the Business Corporation Act. Sections 33-8-500 through 33-8-580 of the Business Corporation Act contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 33-8-510 permits a corporation, with certain exceptions, to indemnify a current or former director against liability if (i) he conducted himself in good faith, (ii) he reasonably believed (x) that his conduct in his official capacity with the corporation was in its best interest and (y) his conduct in other capacities was at least not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a current or former director in connection with a proceeding by or in the right of the corporation in which he was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him. The above standard of conduct is determined by the Board of Directors or a committee thereof or special legal counsel or the shareholders as prescribed in Section 33-8-550.

     Sections 33-8-520 and 33-8-560 require a corporation to indemnify a director or officer in the defense of any proceeding to which such person was a party because of his or her capacity as officer or director against reasonable expenses when such person is wholly successful in his or her defense, unless the Articles of Incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if such person is adjudged fairly and reasonably so entitled under Section 33-8-540. Section 33-8-560 allows a corporation to indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent as a director or as otherwise set forth in the corporation's Articles of Incorporation or Bylaws or by resolution of the Board of Directors or by contract.

     Limitation of Director Liability. The Articles of Incorporation of FNC provide that no director of FNC shall be personally liable to FNC or its shareholders for monetary damages for breach of such director's fiduciary duty as a director except for (i) any breach of the director's duty of loyalty to FNC or its shareholders; (ii) acts or omissions not in good faith or that involve gross negligence, intentional misconduct or a knowing violation of law; (iii) certain unlawful distributions; and (iv) any transaction from which such director derived an improper personal benefit.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of FNC pursuant to the foregoing provisions, or otherwise, FNC has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Statutory Matters.

     Business Combination Statute. The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. FNC's articles of incorporation do not contain such a provision. An amendment of the articles of incorporation to that effect will, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

     Control Share Acquisitions. South Carolina law also contains provisions that, under certain circumstances, would preclude an acquiror of the shares of a South Carolina corporation who crosses one of three voting thresholds (20%, 331/3% or 50%) from obtaining voting rights with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares.

     The legislation provides that, if authorized by the articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the corporation may redeem the control shares for their fair value if the acquiring person has not complied with certain procedural requirements (including the filing of an "acquiring person statement" with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the shareholders. FNC is not authorized by its articles or bylaws to redeem control shares pursuant to such legislation.

     General. Taken together, the foregoing provisions of the Articles of Incorporation and South Carolina law favor maintenance of the status quo and may make it more difficult to change current management, and may impede a change of control of FNC even if desired by a majority of its shareholders.

                           SUPERVISION AND REGULATION

     Bank holding companies and banks are extensively regulated under federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to such statutes and regulations. Any change in applicable law or regulation may have a material effect on the business of FNC and the Banks.

Regulation of Bank Holding Companies

General

     As a bank holding company registered under the Bank Holding Company Act ("BHCA"), FNC is subject to the regulations of the Federal Reserve. Under the BHCA, FNC's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The BHCA prohibits FNC from acquiring direct or indirect control of more than 5% of the outstanding voting stock or substantially all of the assets of any bank or from merging or consolidating with another bank holding company without prior approval of the Federal Reserve. The BHCA also prohibits FNC from acquiring control of any bank operating outside the State of South Carolina unless such action is specifically authorized by the statutes of the state where the Bank to be acquired is located.

     Additionally, the BHCA prohibits FNC from engaging in or from acquiring ownership or control of more than 5% of the outstanding voting stock of any company engaged in a non-banking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be properly incident thereto. The BHCA generally does not place territorial restrictions on the activities of such non-banking related activities.

     FNC is also registered under the South Carolina Bank Holding Company Act (the "SCBHCA"). Accordingly, FNC is subject to regulation and supervision by the State Board.

     A registered South Carolina bank holding company must provide the State Board with information with respect to the financial condition, operations, management and inter-company relationships of the holding company and its subsidiaries. The State Board also may require such other information as is necessary to keep itself informed about whether the provisions of South Carolina law and the regulations and orders issued thereunder by the State Board have been complied with, and the State Board may examine any bank holding company and its subsidiaries.

     Under the SCBHCA, it is unlawful without the prior approval of the State Board for any South Carolina bank holding company (i) to acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank or any other bank holding company, (ii) to acquire all or substantially all of the assets of a bank or any other bank holding company, or (iii) to merge or consolidate with any other bank holding company.

Obligations of Holding Company to its Subsidiary Banks

     Under the policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("1991 Banking Law"), to avoid receivership of its insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of

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

the time the institution fails to comply with such capital restoration plan. Under the BHCA, the Federal Reserve has the authority to require a bank holding company to terminate any activity or to relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the Bank holding company.

     In addition, the "cross-guarantee" provisions of the Federal Deposit Insurance Act, as amended ("FDIA"), require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") of the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

     The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder. This provision would give depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of the Banks.

     Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the Bank's shareholders', pro rata, and to the extent necessary, if any such assessment is not paid by any shareholder after three months notice, to sell the stock of such shareholder to make good the deficiency.

Capital Adequacy Guidelines for Bank Holding Companies and National Banks

     The various federal bank regulators, including the Federal Reserve and the OCC, have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define what qualifies as capital and establish minimum capital standards in relation to assets and off-balance sheet exposures, as adjusted for credit risks. Capital is classified into two tiers. For bank holding companies, Tier 1 or "core" capital consists primarily of common shareholders' equity, perpetual preferred stock (subject to certain limitations) and minority interests in the common equity accounts of consolidated subsidiaries, and is reduced by goodwill and certain investments in other corporations ("Tier 1 Capital"). Tier 2 capital consists of the allowance for possible loan losses (subject to certain limitations), and certain subordinated debt, "hybrid capital instruments", subordinated and perpetual debt and intermediate term and other preferred stock ("Tier 2 Capital"). A minimum ratio of total capital to risk-weighted assets of 8.00% is required and Tier 1 capital must be at least 50% of total capital. The Federal Reserve also has adopted a minimum leverage ratio of Tier 1 Capital to total assets (not risk-weighted) of 3%. The 3% Tier 1 Capital to total assets ratio constitutes the leverage standard for bank holding companies and national banks, and will be used in conjunction with the risk-based ratio in determining the overall capital adequacy of banking organizations.

     The Federal Reserve and the OCC have emphasized that the foregoing standards are supervisory minimums and that an institution would be permitted to maintain such levels of capital only if it had a composite rating of "1" under the regulatory rating systems for bank holding companies and banks. All other bank holding companies are required to maintain a leverage ratio of 3% plus at least 1% to 2% of additional capital. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets. The Federal Reserve continues to consider a "tangible Tier 1 leverage ratio" in evaluation proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 Capital less all intangibles, to total assets, less all intangibles. The Federal Reserve has not advised the Company of any specific minimum leverage ratio applicable to it.

     As of December 31, 1995, the Company and First National Bank have leverage ratios of 9.1%; and 8.1% respectively, and total risk adjusted capital ratios of 16.6%; and 15.0%, respectively.

     Bank regulators from time to time indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. However, the management of FNC is unable to predict whether and when higher capital requirements would be imposed and, if so, at what levels and on what schedule.

Recent Regulations and Proposals Relating to Capital Adequacy

     The 1991 Banking Law required each federal banking agency, including the Federal Reserve, to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of non-traditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. The Federal Reserve, the FDIC and the OCC have issued a joint rule amending the capital standards to specify that the banking agencies will include in their evaluations of a bank's capital adequacy an assessment of the exposure to declines in the economic value of the bank's capital due to changes in interest rates. The agencies have also issued for comment a proposed joint policy statement that describes the process the banking agencies will use to measure and assess the exposure of a bank's net economic value to changes in interest rates. The banking agencies have also indicated that, through a subsequent rulemaking process, they intend to issue a proposed rule that would establish an explicit capital charge for interest rate risk based on the level of a bank's measured interest rate risk exposure.

     The Federal Reserve, the FDIC, the OCC and the Office of Thrift Supervision have also issued a joint rule amending the risk-based capital guidelines to take account of concentration of credit risk and the risk of non-traditional activities. The rule amends each agency's risk-based capital standards by explicitly identifying concentration of credit risk and the risk arising from other sources, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy.

     FNC is still assessing the impact these rules and proposed policy statement would have on the capital requirements of the Bank or FNC.

Payment of Dividends

     FNC is a legal entity separate and distinct from the Banks. Most of the revenues of FNC are expected to result from dividends paid to FNC by the Banks. There are statutory and regulatory requirements applicable to the payment of dividends by subsidiary banks as well as by FNC to its shareholders.

     Each national banking association is required by federal law to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by the board of directors of such bank in any year will exceed the total of (i) such bank's net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. In addition, national banks can only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation). In 1990, the OCC issued a regulation that redefines certain of the terms and methods of calculation used in these two dividend restrictions. The rule, among other things, changed the methodology of calculating net profits to be more consistent with GAAP with the result that provisions for possible credit losses cannot be added back to net income and charge-offs cannot be deducted from net income in calculating the level of net profits available for the payment of dividends. The regulation has not thus far had a material effect on the ability of First National Bank to pay dividends to FNC.

     The payment of dividends by FNC and the Banks may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Banks, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The OCC has indicated that paying dividends that deplete a national bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the OCC and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Certain Transactions by FNC with its Affiliates

     There are various legal restrictions on the extent to which bank holding companies and their nonbank subsidiaries can borrow or otherwise obtain credit from their bank subsidiaries. An insured bank and its subsidiaries are limited in engaging in "covered transactions" with their nonbank affiliates to the following amounts: (i) in the case of any such affiliate, the aggregate amount of covered transactions of the insured bank and its subsidiaries will not exceed 10% of the capital stock and surplus of the insured bank and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the insured bank and its subsidiaries will not exceed 20% of the capital stock and surplus of the bank. "Covered transactions" are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

FDIC Insurance Assessments

     Because First National Bank's deposits are, and the National Bank of York County's deposits will be, insured by the BIF, the Banks are subject to insurance assessments imposed by the FDIC. Under current law, the insurance assessment to be paid by BIF-insured institutions is as specified in a schedule issued by the FDIC that specifies, at semiannual intervals, target reserve ratios designed to maintain the FDIC insurance funds' reserve ratios at 1.25% of estimated insured deposits (or such higher ratio as the FDIC may determine in accordance with the statute) in 15 years. Further, the FDIC is authorized to impose one or more special assessments in any amount deemed necessary to enable repayment of amounts borrowed by the FDIC from the United States Department of the Treasury ("Treasury Department").

     Effective January 1, 1996, the FDIC implemented a risk-based assessment schedule, imposing assessments ranging from 0.00% to 0.27% of an institution's average assessment base. The minimum annual assessment under the schedule is $2,000 per institution. The actual assessment to be paid by each BIF member is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized," as such terms have been defined in applicable federal regulations adopted to implement the prompt corrective action provisions of the 1991 Banking Law (see "---Other Safety and Soundness
Regulations"), and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. First National Bank's risk-based assessment is currently set at the minimum $2,000 annual assessment.

     The FDIC may increase or decrease the new assessment rates semiannually up to a maximum increase or decrease of 5 basis points, as deemed necessary to maintain the BIF reserve ratio at $1.25 per $100 of insured deposits.

Regulation of the Banks

     First National Bank is, and the National Bank of York County will be, also subject to examination by the OCC bank examiners. In addition, First National Bank is, and the National Bank of York County will be, subject to various other state and federal laws and regulations, including state usury laws, laws relating to fiduciaries, consumer credit and laws relating to branch banking. First National Bank's loan operations also are, and the National Bank of York County's loan operations will be, subject to certain federal consumer credit laws and regulations promulgated thereunder, including, but not limited to: the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act, requiring financial institutions to provide certain information concerning their mortgage lending; the Equal Credit Opportunity Act and the Fair Housing Act, prohibiting discrimination on the basis of certain prohibited factors in extending credit; the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; the Bank Secrecy Act, dealing with, among other things, the reporting of certain currency transactions; and the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies. The deposit operations of First National Bank also are, and the deposit operations of the National Bank of York County will be, subject to the Truth in Savings Act, requiring certain disclosures about rates paid on savings accounts; the Expedited Funds Availability Act, which deals with disclosure of the availability of funds deposited in accounts and the collection and return of checks by banks; the Right to Financial Privacy Act, which imposes a duty to maintain certain confidentiality of consumer financial records and the Electronic Funds Transfer Act and regulations promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

     First National Bank is also, and the National Bank of York County will be, subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs are evaluated as part of the examination process, and also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

     The federal banking agencies, including the OCC, have recently issued a joint rule that changes the method of evaluating an institution's CRA performance. The new rule evaluates institutions based on their actual performance (rather than efforts) in meeting community credit needs. Subject to certain exceptions, the OCC assesses the CRA performance of a bank by applying lending, investment and service tests. The lending test evaluates a bank's record of helping to meet the credit needs of its assessment area through its lending activities by considering a bank's home mortgage, small business, small farm, community development, and consumer lending. The investment test evaluates a bank's record of helping to meet the credit needs of its assessment area through qualified investments that benefit its assessment area or a broader statewide or regional area that includes the bank's assessment area. The service test evaluates a bank's record of helping to meet the credit needs of its assessment area by analyzing both the availability and effectiveness of a bank's systems for delivering retail banking services and the extent and innovativeness of its community development services. The OCC assigns a rating to a bank of "outstanding," satisfactory," "needs to improve," or "substantial noncompliance" based on the bank's performance under the lending, investment and service tests. To evaluate compliance with the tests, subject to certain exceptions, banks will be required to collect and report to the OCC extensive demographic and loan data.

     For banks with total assets of less than $250 million that are affiliates of a holding company with banking and thrift assets of less than $1 billion, such as the Banks and FNC, the OCC evaluates the bank's record of helping to meet the credit needs of its assessment area pursuant to the following criteria:
(1) the bank's loan-to-deposit ratio, adjusted for seasonal variation and, as appropriate, other lending-related activities, such as loan originations for sale to the secondary markets, community development loans, or qualified investments; (2) the percentage of loans and, as appropriate, other lending-related activities located in the bank's assessment area; (3) the bank's record of lending to and, as appropriate, engaging in other lending-related activities for borrowers of different income levels and businesses and farms of different sizes; (4) the geographic distribution of the bank's loans; and (5) the bank's record of taking action, if warranted, in response to written complaints about its performance in helping to meet credit needs in its assessment area. Small banks may also elect to be assessed under the generally applicable standards of the rule, but to do so a small bank must collect and report extensive data.

     A bank may also submit a strategic plan to the OCC and be evaluated on its performance under the plan.

Other Safety and Soundness Regulations

     Prompt Corrective Action. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Under uniform regulations defining such capital levels issued by each of the federal banking agencies, a bank is considered "well capitalized" if it has (i) a total risk-based capital ratio of 10% or greater, (ii) a Tier 1 risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater and (iv) is not subject to any order or written directive to meet and maintain a specific capital level. An "adequately capitalized" bank is defined as one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier 1 risk-based capital ratio of 4% or greater and (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank that has a composite CAMEL rating of 1 and is not experiencing or anticipating significant growth). A bank is considered (A) "undercapitalized" if it has (i) a total risk-based capital ratio of less than 8%, or (ii) a Tier 2 risk-based capital ratio of less that 4%, and (iii) a leverage ratio of less than 4% (or 3% in the case of a bank that has a composite CAMEL rating of 1 and is not experiencing or anticipating significant growth); (B) "significantly undercapitalized" if the bank has (i) a total risk-based capital ratio of less than 6%, or (ii) a Tier 1 risk-based capital ratio of less than 3%; or (iii) a leverage ratio of less than 3%; and (C) "critically undercapitalized" if the bank has a ratio of tangible equity to total assets equal to or less than 2%.

     A bank that is "undercapitalized" becomes subject to provisions of the FDIA restricting payment of capital distributions and management fees; requiring OCC to monitor the condition of the bank; requiring submission by the bank of a capital restoration plan; restricting the growth of the bank's assets and requiring prior approval of certain expansion proposals. A bank that is "significantly undercapitalized" is also subject to restrictions on compensation paid to senior management of the bank, and a bank that is "critically undercapitalized" is further subject to restrictions on the activities of the bank and restrictions on payments of subordinated debt of the bank. The purpose of these provisions is to require banks with less than adequate capital to act quickly to restore their capital and to have the OCC move promptly to take over banks that are unwilling or unable to take such steps.

     Brokered Deposits. Under current FDIC regulations, "well capitalized" banks may accept brokered deposits without restriction, "adequately capitalized" banks may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions on payment of rates), while "undercapitalized" banks may not accept brokered deposits. The regulations provide that the definitions of "well capitalized", "adequately capitalized" and "undercapitalized" are the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of the 1991 Banking Law (described in the previous paragraph). FNC does not believe that these regulations will have a material adverse effect on its operations.

     Recent Regulations. The 1991 Banking Law also required each of the federal banking agencies to develop regulations addressing certain safety and soundness standards for insured depository institutions and depository institution holding companies, including operational and managerial standards, asset quality, earnings and stock valuation standards, as well as compensation standards (but not dollar levels of compensation). On September 23, 1994, the Riegle Community Development and Regulatory Improvement Act of 1994 amended the 1991 Banking Law to authorize the agencies to establish safety and soundness standards by regulation or by guideline. Accordingly, the federal banking agencies have recently issued Interagency Guidelines Establishing Standards for Safety and Soundness, which set forth general operational and managerial standards in the areas of internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. The Guidelines also prohibit payment of excessive compensation as an unsafe and unsound practice. Compensation is defined as excessive if it is unreasonable or disproportionate to the services actually performed. Bank holding companies are not subject to the Guidelines. The Guidelines contemplate that each federal agency will determine compliance with these standards through the examination process, and if necessary to correct weaknesses, require an institution to file a written safety and soundness compliance plan. FNC does not expect the Guidelines to materially change current operations of First National Bank or have a material adverse effect on anticipated operations of the National Bank of York County.

Interstate Banking

     In July 1994, South Carolina enacted legislation which effectively provides that, after September 30, 1996, out-of-state bank holding companies (including bank holding companies in the Southern Region, as defined under the statute) may acquire other banks or bank holding companies having offices in South Carolina upon the approval of the South Carolina State Board of Financial Institutions and assuming compliance with certain other conditions, including that the effect of the transaction not lessen competition and that the laws of the state in which the out-of-state bank holding company filing the applications has its principal place of business permit South Carolina bank holding companies to acquire banks and bank holding companies in that state. Although such legislation may increase takeover activity in South Carolina, FNC does not believe that such legislation will have a material impact on its competitive position. However, no assurance of such fact may be given.

     Congress recently enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, which will increase the ability of bank holding companies and banks to operate across state lines. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, the existing restrictions on interstate acquisitions of banks by bank holding companies will be repealed one year following enactment, such that FNC and any other bank holding company located in South Carolina would be able to acquire a bank located in any other state, and a bank holding company located outside South Carolina could acquire any South Carolina-based bank, in either case subject to certain deposit percentage and other restrictions. The legislation also provides that, unless an individual state elects beforehand either (i) to accelerate the effective date or (ii) to prohibit out-of-state banks from operating interstate branches within its territory, on or after June 1, 1997, adequately capitalized and managed bank holding companies will be able to consolidate their multistate bank operations into a single bank subsidiary and to branch interstate through acquisitions. De novo branching by an out-of-state bank would be permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state will continue to be subject to applicable state branching laws. FNC believes that this legislation may result in additional acquisitions of South Carolina financial institutions by out-of-state financial institutions. However, FNC does not presently anticipate that such legislation will have a material impact on its operations or future plans.

Legislative Proposals

     The Treasury Department has issued a proposal to consolidate the federal bank regulatory agencies. Under this proposal, most of the supervisory and regulatory oversight authority of the FDIC, the OCC, the OTS and the Federal Reserve would be transferred to a new independent federal banking agency. The FDIC would continue to have oversight over the deposit insurance funds and the Federal Reserve would continue to carry out monetary and fiscal policy, discount window operations and payments system functions. The Treasury Department is expected to seek to introduce a bill in Congress providing for such consolidation in the near future. However, the plan already is opposed by the Federal Reserve, which has proposed a competing consolidation plan that would preserve its regulatory oversight authority. Due to the preliminary nature of the proposal and opposition by industry groups and others, FNC cannot determine at this time the effect of any regulatory consolidation.

     Other proposed legislation which could significantly affect the business of banking has been introduced or may be introduced in Congress from time to time. FNC cannot predict the future course of such legislative proposals or their impact on FNC should they be adopted.

Fiscal and Monetary Policy

     Banking is a business which depends to a large extent on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of FNC are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open-market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The nature and timing of any changes in such policies and their impact on FNC cannot be predicted.

                                     EXPERTS

     The consolidated balance sheets of FNC as of December 31, 1995, 1994 and 1993, and the related consolidated statements of income and cash flows for each of the years then ended, and changes in shareholders' equity for the three-year period ended December 31, 1995, included in FNC's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by J.W. Hunt and Company, LLP, independent public accountants, as indicated in their report with respect thereto, dated January 20, 1995, and are incorporated by reference herein in reliance upon the authority of J.W. Hunt and Company, LLP, as experts in accounting and auditing.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby and certain legal matters in connection with the offering will be passed upon for FNC by Sinkler & Boyd, P.A., Columbia, South Carolina, special counsel to FNC.

                                   APPENDIX A
               INFORMATION ABOUT THE ANNUAL REPORT TO SHAREHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1995


     The FNC Annual Report to Shareholders for the year ended December 31, 1995, portions of which are incorporated by reference in the Prospectus, is being delivered herewith. If you did not receive a copy of the Annual Report, please contact W. Louis Griffith, Chief Financial Officer, First National Corporation, 345 John C. Calhoun Drive, S.E., Orangeburg, South Carolina 29115, (803) 531-0527.

                                   APPENDIX B
               INFORMATION ABOUT THE QUARTERLY REPORT ON FORM 10-Q
                      FOR THE QUARTER ENDED MARCH 31, 1996


     The FNC Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, portions of which are incorporated by reference in the Prospectus, is being delivered herewith. If you did not receive a copy of the Quarterly Report, please contact W. Louis Griffith, Chief Financial Officer, First National Corporation, 345 John C. Calhoun Drive, S.E., Orangeburg, South Carolina 29115,
(803) 531-0527.

                                   APPENDIX C
                             SUBSCRIPTION AGREEMENT

                           FIRST NATIONAL CORPORATION
                             SUBSCRIPTION AGREEMENT

     The undersigned, having received and reviewed the Prospectus (the "Prospectus") dated _________________, of First National Corporation ("FNC"), the Annual Report to Shareholders for the Year Ended December 31, 1995, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, subject to the terms and conditions of the Prospectus, hereby subscribes for the number of shares of Common Stock, of FNC, shown below. The undersigned tenders herewith the purchase price of $27.00 per share to FNC. All payments shall be in United States dollars in cash or by check, draft or money order drawn to the order of First National Bank, as Escrow Agent for First National Corporation (prior to commencement of banking operations by the National Bank of York County) or to First National Corporation (after commencement of banking operations by the National Bank of York County).

   Your Properly Completed Subscription Form and Payment Must Be Returned To:

     FIRST NATIONAL CORPORATION       OR       FIRST NATIONAL CORPORATION
  345 John C. Calhoun Drive, S.E.                 Post Office Box 3186
  Orangeburg, South Carolina 29115           Rock Hill, South Carolina 29732
           (803) 531-0527                     Attention: W. Louis Griffith
    Attention: W. Louis Griffith


               OR        FIRST NATIONAL CORPORATION
                            Post Office Box 1287
                    Orangeburg, South Carolina 29116-1287
                        Attention: W. Louis Griffith

Acknowledgments and Representations

     In connection with this subscription, the undersigned hereby acknowledges and agrees that:

(1) This subscription may not be cancelled, terminated, or revoked by the undersigned before August 21, 1997. Upon acceptance in writing by FNC, the Subscription will be binding and legally enforceable until April 1, 1997. This subscription will only be deemed accepted upon agreement thereto by the President or Chairman of the Board of FNC. No other person has authority to accept or reject a subscription on behalf of FNC.

(2) FNC reserves the right to accept this subscription in whole or in part. If this subscription is accepted in part, the undersigned agrees to purchase the accepted number of shares subject to all of the terms of this offer.

(3) All funds relating to this subscription received by FNC prior to commencement of operations by the National Bank of York County will be held in escrow by First National Bank, as escrow agent, and will be deposited in certificates of deposit or other deposit accounts. Any interest accruing on such funds will be the property of FNC and the undersigned expressly waives all claims thereto. Any subscription funds relating to accepted subscriptions received after commencement of banking operations by the National Bank of York County will be paid directly to FNC and a stock certificate will be issued by FNC to the subscriber for the number of shares as to which the subscription has been accepted.

(4) FNC reserves the right to cancel this subscription after acceptance until the date of issue of the Common Stock.

(5) If this subscription is cancelled in whole or in part, the corresponding portion of any funds received by FNC relating to this subscription shall be promptly returned to the undersigned, and, should the National Bank of York County fail to commence operations by August 21, 1997, all such funds shall be promptly returned to the undersigned. No interest will be paid on any such returned funds.

(6) The shares of Common Stock subscribed for hereby are equity securities and are not savings accounts or deposits, and INVESTMENT THEREIN IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

(7) This subscription is nonassignable and nontransferable, except with the written consent of FNC.

(8) Certificates will be delivered by first class mail to the address set forth herein.

(9) The undersigned has received a copy of the Prospectus, the Annual Report to Shareholders for the Year Ended December 31, 1995, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and represents that this Subscription Agreement is made solely on the basis of the information contained in such documents and is not made in reliance on any inducement, representation or statement not contained in such documents. No person (including any Officer or Director of FNC or organizer of the National Bank of York County) has authority to give any information or to make any representation not contained in the Prospectus, the Annual Report to Shareholders for the Year Ended December 31, 1995, or the Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and if given or made, such information or representation must not be relied upon as having been authorized.

I wish to subscribe for the following shares of Common Stock:

Number of Shares I want to buy is
____________ Shares x $27.00 = $_____________*

My payment of that amount is enclosed.

*If this amount is more or less than the correct amount for the number of shares shown or as to which the subscription is accepted, I want to buy as many shares as this amount will buy at $27.00 per share.

- --------------------------------------------------------------------------------
(Name(s) in which stock certificates should be registered**)

- --------------------------------------------------------------------------------
(Street Address)

- --------------------------------------------------------------------------------
(City/State/Zip Code)

- --------------------------------------------------------------------------------
(Social Security or Employer I.D. No.)

(____)_______________     (____)____________________
(Home Telephone No.)       (Business Telephone No.)

**Stock certificates for shares to be issued in the names of two or more persons will be registered in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

                        SUBSTITUTE W-9

         Under the penalties of perjury, I certify that: (1) the Social Security number or taxpayer identification number given above is correct; and
         (2)  I  am  not  subject  to  backup   withholding.
         INSTRUCTION: YOU MUST CROSS OUT #2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.


I HAVE READ AND UNDERSTAND THE PROSPECTUS AND THIS SUBSCRIPTION AGREEMENT.


- -------------------------------         ----------------------------------------
 (Signature)                                (Date)

- -------------------------------         ----------------------------------------
  (Signature)                               (Date)

         If shares are to be held in joint ownership, all joint owners should sign this Agreement.

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

SEC registration fee and blue sky filing fees...........................$ 4,000
Accounting fees.........................................................  5,000
Legal fees and expenses................................................. 25,000
Mailing and Printing Costs.............................................. 14,000
Miscellaneous...........................................................  2,000
         TOTAL..........................................................$50,000

Item 15. Indemnification of Directors and Officers.

         Under South Carolina law, Section 33-8-510, Code of Laws of South Carolina 1976, as amended, a corporation has the power to indemnify directors and officers who meet the standards of good faith and reasonable belief that conduct was lawful and in the corporate interest (or not opposed thereto) set forth in such statute. Such statute also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions even though the insurance coverage is broader than the power of the corporation to indemnify. Under Section 33-8-520, unless limited by its articles of incorporation, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director against reasonable expenses incurred by him in connection with the proceeding. The registrant's Articles of Incorporation do not provide otherwise.

Item 16. Exhibits.

         See Exhibit Index below.

Item 17. Undertakings.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orangeburg, State of South Carolina, on May 29, 1996.


                                                     FIRST NATIONAL CORPORATION

                                                          s/C. John Hipp, III
                                                     By:------------------------
                                                        C. John Hipp, III
                                                     Its Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed by the following persons in the capacities indicated.

Signature                        Title                Date


s/Charles W. Clark*
                                 Director              May 29, 1996
(Charles W. Clark)


s/W. B. Cox, Jr.*
                                 Director              May 29, 1996
(W. B. Cox, Jr.)


s/C. Parker Dempsey*
                                 Director              May 29, 1996
(C. Parker Dempsey)


s/Clarence F. Evans*
                                 Director              May 29, 1996
(Clarence F. Evans)


s/E. Everett Gasque, Jr.*
                                 Director              May 29, 1996
(E. Everett Gasque, Jr.)


s/John L. Gramling, Jr.*
                                 Director              May 29, 1996
(John L. Gramling, Jr.)


s/W. Louis Griffith                                    May 29, 1996
                                 Chief Financial Officer
(W. Louis Griffith)              (Principal Accounting Officer)


s/C. John Hipp, III                                    May 29, 1996
                                 President, Chief Executive
(C. John Hipp, III)              Officer and Director


s/Robert R. Horger*
                                 Director              May 29, 1996
(Robert R. Horger)


s/R. H. Jennings, III*
                                 Director              May 29, 1996
(R. H. Jennings, III)


s/J. C. McAlhany*
                                 Director              May 29, 1996
(J. C. McAlhany)
s/Dick Gregg McTeer*
                                 Director              May 29, 1996
(Dick Gregg McTeer)


s/Harry M. Mims, Jr.*
                                 Director              May 29, 1996
(Harry M. Mims, Jr.)



s/E. V. Mirmow, Jr.*
                                 Director              May 29, 1996
(E. V. Mirmow, Jr.)


s/M. Maceo Nance, Jr.*
                                 Director              May 29, 1996
(M. Maceo Nance, Jr.)


s/Anne H. Oswald*
                                 Director              May 29, 1996
(Anne H. Oswald)


s/James W. Roquemore*
                                 Director              May 29, 1996
(James W. Roquemore)


s/James E. Sulton, Sr.*
                                 Director              May 29, 1996
(James E. Sulton, Sr.)


s/Johnny E. Ward*
                                 Director              May 29, 1996
(Johnny E. Ward)


s/A. Dewall Waters*
                                 Director              May 29, 1996
(A. Dewall Waters)


s/L. D. Westbury*
                                 Director              May 29, 1996
(L. D. Westbury)


*By W. Louis Griffith
 Attorney-in-Fact

                                 EXHIBIT INDEX


Exhibit No. (per Exhibit
Table in Item 601 of
Regulation S-K)                                   Description of Exhibit
- ---------------                                   ----------------------

                 5             Opinion of Sinkler & Boyd, P.A.

               10.1            First National Corporation Incentive Stock Option Plan of
                               1992 (incorporated by reference to exhibits filed with
                               Registration Statement on Form S-4, Registration No. 33-
                               52052).

               10.2            First National Corporation Executive Incentive
                               Compensation Plan (incorporated by reference to exhibits
                               filed with Registration Statement on Form S-4,
                               Registration No. 33-52052).

               10.3            First National Corporation Dividend Reinvestment Plan
                               (incorporated by reference to exhibits filed with
                               Registration Statement on Form S-8, Registration No. 33-
                               58692).

               10.4            First National Corporation Incentive Stock Option Plan of
                               1996 (incorporated by reference to Registrant's Definitive
                               Proxy Statement filed in connection with its 1996 Annual
                               Meeting of Shareholders).

               10.5            Employment Agreement between the Registrant and C.
                               John Hipp, III, dated May 1, 1994 (incorporated by
                               reference to exhibits filed with Annual Report on Form
                               10-K for the year ended December 31, 1995).

               10.6            Organizational Agreement, dated as of September 27,
                               1995, among the Organizers of The National Bank of
                               York County and Registrant (incorporated by reference to
                               exhibits filed with Annual Report on Form 10-K for the
                               year ended December 31, 1995).

               10.7            Restricted Stock Agreement between the Registrant and
                               C. John Hipp, dated March 28, 1996 (incorporated by
                               reference to exhibits filed with Quarterly Report on Form
                               10-Q for the quarter ended March 31, 1996).

               10.8            Employment Agreement between the Registrant and
                               Robert R. Hill, Jr., dated May 10, 1996.

               13.1            Portions of the 1995 Annual Report to Shareholders
                               incorporated by reference in Registration Statement
                               (Incorporated by reference to Exhibit 13 to Annual Report on
                               Form 10-K for the year ended December 31, 1996).

               13.2            Quarterly Report on Form 10-Q for the quarter ended March 31,
                               1996 (Incorporated by reference to Quarterly Report on Form
                               10-Q for the quarter ended March 31, 1996).

               21              Subsidiaries of the Registrant (incorporated by reference
                               to exhibits filed with Registration Statement on Form
                               S-4, Registration No. 33-52052).

               23.1            Consent of J. W. Hunt & Company, LLP.

               23.2            Consent of Sinkler & Boyd, P.A. (Included in Exhibit 5)

               24              Power of Attorney.
